UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
April 19, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of December 31, 2021 and for the year then ended with independent auditor’s report

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITORS’ REPORT

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of December 31, 2021

and for the year ended (audited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 18, 2022

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report

Report No. 00614/2.1032/AU.1/06/0702-1/1/IV/2022

The Shareholders and the Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

We have audited the accompanying consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2021, and the consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of such consolidated financial statements in accordance with Indonesian Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on such consolidated financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether such consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Table of Contents	This report is originally issued in the Indonesian language..

Independent Auditors’ Report (continued)

Report No. 00614/2.1032/AU.1/06/0702-1/1/IV/2022 (continued)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries as of December 31, 2021, and their consolidated financial performance and cash flows for the year then ended, in accordance with Indonesian Financial Accounting Standards.

KAP Purwantono, Sungkoro & Surja

/s/Widya Arijanti, CPA

Widya Arijanti, CPA

Public Accountant Registration No. AP.0702

April 18, 2022

The accompanying notes form an integral part of these consolidated financial statements.

1

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,33,38	38,311	20,589
Other current financial assets	4,33,38	493	1,303
Trade receivables – net allowance for expected credit losses
Related parties	5,33,38	961	1,644
Third parties	5,38	7,549	9,695
Contract assets - net	6,33,38	2,330	1,036
Other receivables - net	38	195	214
Inventories - net	7	779	983
Assets held for sale	12	818	39
Contract cost	9	656	454
Prepaid taxes	28a	2,144	3,170
Claim for tax refund	28b	690	854
Other current assets	8,33	6,351	6,522
Total Current Assets		61,277	46,503
NON-CURRENT ASSETS
Contract assets - net	6,33,38	143	203
Long-term investments in financial instruments	10,38	13,661	4,045
Long-term investments in associates	11	139	192
Contract cost	9	1,608	1,254
Property and equipment	12,33,36a	165,026	160,923
Right-of-use assets	13	18,469	18,566
Intangible assets	15	7,506	6,846
Deferred tax assets - net	28f	3,824	3,578
Other non-current assets	14,28,33,38	5,531	4,833
Total Non-current Assets		215,907	200,440
TOTAL ASSETS		277,184	246,943
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	16,33,38	497	928
Third parties	16,38	16,673	16,071
Contract liabilities	18a,33	6,795	7,834
Other payables	38	609	578
Taxes payable	28c	3,923	2,713
Accrued expenses	17,33,38	15,885	14,265
Customer deposits	33	2,416	2,024
Short-term bank loans	19a,33,38	6,682	9,934
Current maturities of long-term borrowings	19b,33,38	9,690	9,350
Current maturities of lease liabilities	13,38	5,961	5,396
Total Current Liabilities		69,131	69,093
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	28f	1,158	561
Contract liabilities	18b,33	1,283	1,004
Long service award provisions	32	1,206	1,254
Pension benefits and other post-employment
benefits obligations	31	11,563	12,976
Long-term loans and other borrowings	20,33,38	36,319	30,561
Lease liabilities	13,38	10,426	10,221
Other liabilities		699	384
Total Non-current Liabilites		62,654	56,961
TOTAL LIABILITIES		131,785	126,054
EQUITY
Capital stock	22	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	23	9,395	374
Retained earnings
Appropriated	30	15,337	15,337
Unappropriated		89,250	79,152
Net equity attributable to:
Owners of the parent company		121,646	102,527
Non-controlling interest	21	23,753	18,362
TOTAL EQUITY		145,399	120,889
TOTAL LIABILITIES AND EQUITY		277,184	246,943

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Year Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2021	2020
REVENUES	24,33	143,210	136,462

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	26,33	(38,133)	(34,593)
Depreciation and amortization expenses	12,13,15	(31,816)	(28,892)
Personnel expenses	25	(15,524)	(14,390)
Interconnection expenses	33	(5,181)	(5,406)
General and administrative expenses	27,33	(5,016)	(6,511)
Marketing expenses	33	(3,633)	(3,482)
Unrealized gain on changes in fair value of investments	10	3,432	129
Other income - net		174	274
Gain (losses) on foreign exchange - net		50	(86)

OPERATING PROFIT		47,563	43,505

Finance income	33	558	799
Finance cost	33	(4,365)	(4,520)
Share of loss of long-term investment in associates	11	(78)	(246)
Impairment of long-term investment in associates	11	-	(763)

PROFIT BEFORE INCOME TAX		43,678	38,775

INCOME TAX (EXPENSE) BENEFIT	28d
Current		(9,556)	(9,798)
Deferred		(174)	586
		(9,730)	(9,212)

PROFIT FOR THE YEAR		33,948	29,563

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	23	28	15
Net gain (loss) on available-for-sale financial assets	23	(2)	3
Share of other comprehensive income of
long-term investment in associates	11	(1)	1
Other comprehensive income (loss) not to be reclassified to
profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	31	1,955	(3,596)
Other comprehensive income (loss) - net		1,980	(3,577)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		35,928	25,986

Profit for the year attributable to:
Owners of the parent company		24,760	20,804
Non-controlling interests	21	9,188	8,759
		33,948	29,563
Total comprehensive income for the year attributable to:
Owners of the parent company		26,767	17,595
Non-controlling interests		9,161	8,391
		35,928	25,986
BASIC EARNINGS PER SHARE
(in full amount)	29
Net income per share		249.94	210.01
Net income per ADS (100 Series B shares per ADS)		24,994.39	21,000.94

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2020		4,953	2,711	356	15,337	76,837	100,194	17,728	117,922
Adjustment of non-controlling interest		-	-	-	-	-	-	21	21
Cash dividends	30	-	-	-	-	(15,262)	(15,262)	(7,778)	(23,040)
Profit for the year	21	-	-	-	-	20,804	20,804	8,759	29,563
Other comprehensive losses - net		-	-	18	-	(3,227)	(3,209)	(368)	(3,577)
Balance, December 31, 2020/January 1,2021		4,953	2,711	374	15,337	79,152	102,527	18,362	120,889

Changes in non-controlling interest		-	-	(71)	-	-	(71)	75	4
Changes in non-controlling interest
from initial public offering of subsidiary	1e	-	-	9,066	-	-	9,066	9,397	18,463
Cash dividends	30	-	-	-	-	(16,643)	(16,643)	(13,242)	(29,885)
Profit for the year	21	-	-	-	-	24,760	24,760	9,188	33,948
Other comprehensive income - net		-	-	26	-	1,981	2,007	(27)	1,980
Balance, December 31, 2021		4,953	2,711	9,395	15,337	89,250	121,646	23,753	145,399

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		143,902	133,610
Cash receipts from tax refund		3,768	4,687
Cash receipts from finance income		564	806
Cash payments for expenses		(44,811)	(40,533)
Cash payments to employees		(13,262)	(11,057)
Cash payments for corporate and final income taxes		(9,679)	(11,452)
Cash payments for short-term and low-value lease asset	13	(5,308)	(3,731)
Cash payments for finance costs		(4,426)	(4,768)
Cash payments for value added taxes - net		(2,084)	(2,593)
Cash receipts from (payments for) others - net		(311)	348

Net cash provided by operating activities		68,353	65,317

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from (placement in) other current financial assets - net		807	(796)
Proceeds from sale of property and equipment	12	756	236
Proceeds from insurance claims	12	133	234
Purchase of property and equipment	12,40	(29,712)	(29,560)
Purchase of long-term investment in financial instrument	10	(6,358)	(2,809)
Purchase of intangible assets	15,40	(2,845)	(2,538)
Increase in advances and other assets	14	(442)	-
Additional contribution on long-term investments in associated companies	11	(42)	(28)
Dividend received from associated company	11	-	5

Net cash used in investing activities		(37,703)	(35,256)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	46.612	24,469
Proceed from initial public offering of subsidiary	1e	18,463	-
Repayments of loan and other borrowings	19,20	(43,740)	(24,380)
Cash dividends paid to the Company's stockholders	30	(16,643)	(15,262)
Cash dividends paid to non-controlling interests of subsidiaries	21	(13,242)	(7,778)
Repayment of principal portion of lease liabilities		(4,436)	(4,802)

Net cash used in financing activities		(12,986)	(27,753)

NET INCREASE IN CASH AND CASH EQUIVALENTS		17,664	2,308

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		58	39

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	20,589	18,242

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	38,311	20,589

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, the latest amendments made is in relation to:

i.	The implementation of the Financial Services Authority Regulation No. 15/POJK.04/2020 on The Planning and Holding of the General Meetings of Public Companies.
ii.	The Company's need to make adjustments to the Articles of Association with the provisions in the Financial Services Authority Regulation No. 16/POJK.04/2020 on The Implementation of Public Companies’ Shareholders’ General Meetings Electronically and No. 14/POJK.04/2019 on Addition to Capital of Listed Companies by Granting Pre-emptive Rights.
iii.	The Company's need to make adjustments to its business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 35 dated June 18, 2021, the amendment has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-AH.01.03-0426883 dated July 9, 2021, concerning Acceptance of Notification of Amendment to the Company's Articles of Association (Persero) PT Telekomunikasi Indonesia Tbk. and the Decree of the MoLHR No. AHU-0038942.AH.01.02, 2021 dated July 9, 2021, concerning Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i.	Main business:
(a)

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing laws and regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing laws and regulations.
(c)	Investing including in the form of equity capital in other companies in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information networks.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

ii.	Supporting business (continued):

(b)

Performing other activities and undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

(c)

Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as services provider in the information, communication and technology industry, to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and regulations, and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment, and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/ latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/ 02/2020	Data communication system services	August 3, 2020
License to operate circuit switched based local fixed line network	449/KEP/M.KOMINFO/ 02/2020	Circuit switched based local fixed line network	September 22, 2020

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

License	License No.	Type of services	Grant date/ latest renewal date
License to operate IPTV service provider	022/KEP/M.KOMINFO/ 2021	IPTV service provider	February 25, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/ 02/2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/ 02/2021	Fixed international and basic telephone services network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/ 02/2021	Fixed closed network	December 9, 2021

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Board of Commissioners and Directors

Based on resolutions made at AGM of Stockholders of the Company as covered by notarial deed No. 34 and No. 12 of Ashoya Ratam., S.H., M.Kn., dated June 18, 2021 and July 10, 2020, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2021 and 2020, respectively, were as follows:

	2021	2020
President Commissioner/
Independent Commissioner	Bambang Permadi Soemantri	Rhenald Kasali
Brojonegoro
Commissioner	Arya Mahendra Sinulingga	Alex Denni
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Ahmad Fikri Assegaf
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Bono Daru Adji	Marsudi Wahyu Kisworo
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Abdi Negara Nurdin	Chandra Arie Setiawan
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance and
Risk Management*	Heri Supriadi	Heri Supriadi
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Enterprise and
Business Service	Edi Witjara	Edi Witjara
Director of Wholesale and
International Services	Bogi Witjaksono	Dian Rachmawan
Director of Human Capital
Management	Afriwandi	Afriwandi
Director of Network,
Information Technology,
and Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Consumer Service	FM Venusiana R	FM Venusiana R

*The nomenclature of the Director of Finance and Risk Management was determined at the  AGM for the year 2020, changing the previous nomenclature, the Director of Finance.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2021, and 2020, were as follows:

	2021	2020
Chairman	Bono Daru Adji	Chandra Arie Setiawan
Member	Bambang Permadi Soemantri Brojonegoro	Marsudi Wahyu Kisworo
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin	Marcelino Rumambo Pandin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Sarimin Mietra Sardi
Member	-	Ahmad Fikri Assegaf
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

iii.Employees

As of December 31, 2021, and 2020, the Company and subsidiaries (“Group”) had 20,884 employees and 25,348 employees, respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

During the period December 21, 2005 to June 20, 2007, the Company had bought back211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares.

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 22). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of December 31, 2021, all of the Company’s Series B shares are listed on the IDX and 48,290,391 ADS shares are listed on the NYSE (Note 22).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, with a ten-year period, Rp1,200 billion for Series C, with a fifteen-year period and Rp1,500 billion for Series D, with a thirty-year period, respectively which are listed on the IDX (Note 20b.i).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of December 31, 2021 and 2020, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

i.	Direct subsidiaries:

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	2021	2020	2021	2020
incorporation	by the Company	operations
PT Telekomunikasi	Mobile telecommunication	1995	65	65	101.302	103,652
Selular	networks and service
("Telkomsel"),	businesses, web portals, web
Jakarta, Indonesia	hosting, mobile digital
	advertising, telecommunication
	consultant services, data
	processing activities, financial
	technology/fintech/
	May 26, 1995

PT Dayamitra	Leasing of towers and other	1995	72	100	57,728	25,285
Telekomunikasi ("Mitratel"),	telecomunication services/ May 17, 2001
Jakarta, Indonesia

PT Multimedia	Network telecommunication	1998	100	100	18,758	17,708
Nusantara	services and multimedia/
("Metra"),	May 9, 2003
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	12,705	12,187
Indonesia International	July 31, 2003
(“Telin”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	5,884	6,163
("GSD"),	providing building
Jakarta, Indonesia	management and
	maintenance services, civil
	consultant and developer/
	April 25, 2001

PT Telkom Satelit	Telecomunication - provides	1996	100	100	5,515	5,092
Indonesia	satellite communication
("Telkomsat"),	system, and the related
Jakarta, Indonesia	services and infrastructures/
	September 28, 1995

PT Telkom Akses	Construction, service and	2013	100	100	4,973	4,154
(“Telkom Akses”),	trading in the field of
Jakarta, Indonesia	telecommunication/
	November 26, 2012

PT Sigma Tata Sadaya	Computer software and	1996	100	100	2,107	0
(“STS”),	hardware trading and services/
Tangerang Selatan,	November 27, 1996
Indonesia**

PT Metra-Net	Multimedia portal service/	2009	100	100	1,640	1,320
(“Metra-Net”),	April 17, 2009
Jakarta, Indonesia

PT PINS Indonesia	Telecommunication	1995	100	100	1,589	1,868
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

**STS previously consolidated in Metra.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

i.	Direct subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	2021	2020	2021	2020
incorporation	by the Company	operations
PT Infrastruktur	Construction, service and	2014	100	100	1,259	1,074
Telekomunikasi	trading in the field of
Indonesia	telecommunication/
(“Telkom Infra”),	January 16, 2014
Jakarta, Indonesia

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (NAP), Voice Over	January 13,
Jakarta, Indonesia	Data (VOD) and other	2006
	related services/
	December 29, 1998

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

ii	Indirect subsidiaries:

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	2021	2020	2021	2020
incorporation	by the Company	operations
PT Metra Digital	Trading and/or providing	2013	100	100	5,784	3,461
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

PT Sigma Cipta Caraka	Information technology	1988	100	100	5,093	6,031
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
	integration service,
	outsourcing and software
	license maintenance/
	May 1,1987

Telekomunikasi	Telecommunication/	2008	100	100	3,272	3,320
Indonesia	December 6, 2007
International Pte. Ltd.,
("Telin Singapore"),
Singapore

Telekomunikasi	Telecommunication/	2010	100	100	2,998	2,652
Indonesia	December 8, 2010
International Ltd,
("Telin Hong Kong"),
Hong Kong

PT Infomedia Nusantara	Data and information	1984	100	100	2,359	2,390
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media and call
	center services/
	September 22,1999

PT Telkom Landmark	Property development	2012	55	55	2,204	2,204
Tower	and management
(“TLT”),	service/
Jakarta, Indonesia	February 1, 2012

PT Finnet Indonesia	Information technology	2006	60	60	1,294	1,371
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	2021	2020	2021	2020
incorporation	by the Company	operations
PT Metra Digital	Directory information	2013	100	100	1,201	1,115
Media	services/
(“MD Media”),	January 22, 2013
Jakarta, Indonesia

PT Melon Indonesia	Digital content exchange	2010	100	100	1,187	848
(“Melon”),	hub services/
Jakarta, Indonesia	November 14, 2016

PT Persada Sokka	Providing telecommunication	2008	100	95	1,097	824
Tama	network infrastucture/
("PST"),	February 19, 2019
Jakarta, Indonesia

Telekomunikasi	Telecommunication/	2012	100	100	708	719
Indonesia	September 11, 2012
International
(“Telkomcel”) S.A.,
Dili, Timor Leste

PT Telkomsel Mitra	Bussiness management	2019	100	100	692	594
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

TS Global Network	Satellite services/	1996	70	70	596	669
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya,
Malaysia

PT Administrasi	Health insurance	2002	100	100	543	480
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Swadharma	Cash replenishment services	2001	51	51	489	577
Sarana Informatika	and ATM maintenance/
(“SSI”),	April 2, 2018
Jakarta, Indonesia

PT Digital Aplikasi Solusi	Communication system	2014	100	49	389	320
(“Digiserve”)	services/
previously,	August 29, 2014
PT Teltranet Aplikasi
Solusi
Jakarta, Indonesia

PT Nusantara	Service and trading/	2014	100	100	309	316
Sukses Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	288	289
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

PT Nutech Integrasi	System integrator/	2001	60	60	198	137
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

PT Telkomsel	Providing service related	2021	100	-	197	-
Ekosistem Digital	to information and
(“TED”),	technology, multimedia,
Jakarta, Indonesia	entertainment, and
	investment/
	December 14, 2021

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.Subsidiaries (continued)

ii.  Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	2021	2020	2021	2020
incorporation	by the Company	operations
Telekomunikasi	Telecomunication	2014	100	100	191	115
Indonesia	December 11, 2013
International (USA) Inc.,
(“Telin USA”),
Los Angeles, USA

PT Metraplasa	Network & e-commerce	2012	60	60	61	260
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecommunication/	2013	100	100	34	88
Indonesia	January 9, 2013
International
(Australia) Pty. Ltd.,
(“Telin Australia”),
Sydney, Australia

Telekomunikasi	Telecommunication/	2013	70	70	27	39
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(“Telin Malaysia”),
Malaysia

PT Satelit	Satellite services/	2013	100	100	8	14
Multimedia	March 25, 2013
Indonesia
(“SMI”),
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

e.	Initial public offering and acquisition transactions in subsidiaries

i.	Mitratel

Based on the Deed of Decision of the Shareholders Outside the General Meeting of Shareholders (Circular) No. 31 dated August 21, 2021 from Notary Ashoya Ratam, S.H., M.Kn. the shareholders of Mitratel decided and approved the change of Mitratel's status from a private company to a public company under the name PT Dayamitra Telekomunikasi Tbk.

On November 12, 2021, Mitratel received an effective statement from the Financial Services Authority ("OJK") with its letter No. S-201/D.04/2021 to conduct an initial public offering (“IPO”) of 23,493,524,800 ordinary shares with a par value of Rp228 per share and an offering price of Rp800 per share. On November 22, 2021, the Mitratel's shares have been listed on the Indonesia Stock Exchange ("IDX") based on Letter No. S-08617/BEI.PP3/11-2021 regarding Approval of Securities Listing dated November 15, 2021. Mitratel obtained IPO funds amounting to Rp18,463 billion (after deducting share issuance costs), so that the Company's share ownership in Mitratel diluted from 99.99% to 71.87%. Hence, the Company still controls Mitratel.

For this transaction, the Company has been accounted the difference in non-controlling ownership transactions as follows:

Proceeeds from IPO of 28.13% ownership interest	18,463
Net assets attributable to NCI	(9,397)
Increase in equity attributable to parent company	9,066

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Initial public offering and acquisition transactions in subsidiaries (continued)

ii.	Metra

On 29 August 2014, Metra and Telstra Holding Singapore Pte. Ltd. established PT Teltranet Application Solutions (“Teltranet”). Metra's share ownership in Teltranet is 51%, Metra has no control in determining the financial and operating policies of Teltranet, recorded as ownership in associates.

Based on the Share Purchase Agreement dated August 31, 2021, Metra purchased Teltranet's shares owned by Telstra Holdings Singapore Pte. Ltd. as many as 13,115,477 shares or equivalent to 49% share ownership with an acquisition value of AU$1, thus becoming a subsidiary of Metra.

As of December 31, 2021, Metra has recorded the difference between the acquisition value and fair value, goodwill recognized amounted to Rp64 billion (Note 15).

iii.	STS

STS previously was Sigma’s subsidiary. Based on notarial deed No. 388 dated December 27, 2021 of Jimmy Tanal, S.H., M.Kn., the Company entered into a takeover of STS shares, so that the Company's ownership in STS became 99.89% and impacted Sigma’s ownership which diluted to 0.11%. The company purchased 2,106,465,158,910 series B shares of STS or equivalent to Rp2,106 billion. The company has made cash payments of Rp1,250 billion and paid-up capital in other forms (inbreng) of Rp856 billion for the takeover of the STS shares.

iv.	Telkomsel

Based on the Resolution of Shareholders on December 14, 2021, Telkomsel established a subsidiary, PT Telkomsel Ekosistem Digital (“TED”), which was formalized by Notarial deed No. 19 dated December 16, 2021 of Bonardo Nasution, S.H. The total paid-up capital of TED were 197,000 shares (Rp1,000,000 par value per share). Telkomsel own 196,989 shares and paid Rp197 billion on December 29, 2021.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 18, 2022.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of  Institute  of  Indonesian  Chartered  Accountants  and  Regulation  No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”) and millions of US$, unless otherwise stated. For the figures in the consolidated financial statements which still contain values but below Rp1 billion and US$ 1 million, are presented with zeros.

New accounting standards

On January 1, 2021, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment to PSAK 22: Business Combination
ii.	Amendment to PSAK 55: Financial Instruments: Recognition and Measurement, Amendment to PSAK 60: Financial Instruments: Disclosures, Amendment to PSAK 71: Financial Instruments,

Amendments to PSAK 62: Insurance Contracts, and Amendments to PSAK 73: Leases on Interest Rate Reference Reform - Phase 2

iii.	Amendment to PSAK 73: Leases on Lease Concessions related to COVID-19 beyond June 30, 2021

Accounting standards issued but not yet effective

Effective January 1, 2022

i.	Amendment to PSAK 22: Business Combinations

This amendment regulates the reference to the Conceptual Framework by clarifying the interactions between PSAK 22, PSAK 57, ISAK 30, and the Conceptual Framework for Financial Reporting.

ii.	Amendments to PSAK 57: Provisions, Contingent Liabilities, and Contingent Assets

This amendment clarifies the cost of fulfilling a contract in relation to determining whether a contract is a burdensome contract.

iii.	Amendment to PSAK 71: Financial Instruments

This amendment clarifies the compensation (fee) recognized by the borrower in connection with the derecognition of a financial liability.

iv.	Amendment to PSAK 73: Leases

This amendment clarifies the measurement by the lessee and the recording of changes in the lease term related to “repair of leased property”.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of consolidated financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2023

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment clarifies the classification of liabilities as short-term or long-term and this amendment also changes the term “significant” to “material” and provides an explanation regarding material accounting policies.

ii.	Amendment PSAK 16: Fixed Assets

This amendment regulates the treatment of results before the intended use.

iii.	Amendment PSAK 25: Accounting Policies, Changes in Accounting Estimates, and Errors

This amendment provides a new definition of “accounting estimates” and explanations.

iv.	Amendment to PSAK 46: Income Tax on Deferred Tax on Assets and Liabilities arising from a Single Transaction

This amendment provides for the recognition of a deferred tax asset or liability on initial recognition of a transaction that gives rise to an equal amount of asset and liability.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether Group has power over an investee, including:

i.The contractual arrangement with the other vote holders of the investee,
ii.Rights arising from other contractual arrangements, and
iii.The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses and cash flow relating to transactions within Group are fully eliminated on consolidation.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation (continued)

In case of loss of control over a subsidiary, the Group:

●	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
●	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
●	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
●	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
●	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letterNo. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill (continued)

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2u).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

The existence of significant influence will usually be evidenced in one or more of the following ways:

i.	representation on the board of directors or equivalent governing body of the investee;
ii.	participation in policy-making processes, including participation in decisions about dividends and other distributions;
iii.	material transactions between the investor and the investee;
iv.	interchange of managerial personnel;
v.	provision of essential technical information.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.	Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associates and their carrying value.

These assets are included in “Long-term Investments in Associates” in the consolidated statements of financial position.

For the reporting purpose of investment in associates using the equity method, the assets and liabilities as of the statement of financial position date with functional currency other than Rupiah are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience which adjusted by specific forward-looking factors from customers and the economic environment. Receivables are written-off in the year are determined to be uncollectible (Note 2u).

h.Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems, and blank prepaid vouchers.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Intangible assets (continued)

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-30
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of certain production equipment asset are changed from previous year. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost less impairment if any, until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

m.Leases

PSAK 73 sets out a comprehensive model for identification of lease agreements and its treatment in the financial statements of both lessees and lessors. PSAK 73 introduces a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases (continued)

The Group has made use of the package of practical expedients available under PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term lease;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when new).

The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts.

i.	The Group as Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Buildings	15-40
Transmission installation and equipment	3-25
Power supply	3-20
Vehicles	4-8
Others	2-25

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48 Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases (continued)

i.	The Group as Lessee (continued)

Lease liabilities (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as Lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as an operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 71, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other Receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as Revenue from Lessor Transactions (Note 2r).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

q.	Foreign currency translations

The functional currency and the reporting currency of the Group are both in Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. Dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian Dollars, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2021		2020
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	14,250	14,255	14,040	14,060
Australian Dollar (“AU$”) 1	10,353	10,359	10,738	10,756
Singapore Dollar (“SGD”) 1	10,555	10,561	10,591	10,607
New Taiwan Dollar (“TWD”) 1	515.04	515.4	499.61	500.46
Euro (“EUR”) 1	16,125	16,137	17,209	17,239
Japanese Yen ("JPY") 1	123.81	123.86	135.91	136.15
Malaysian Ringgit ("MYR") 1	3,420	3,424	3,477	3,485
Macanese Pataca (“MOP”) 1	1,772	1,777	1,756	1,761
Hong Kong Dollar (“HKD”) 1	1,828	1,828	1,811	1,814

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Foreign currency translations (continued)

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.Revenue and expense recognition

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis. For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top up vouchers are initially recognized as contract liabilities.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points is determined according to historical information relating to the redemption rate of award points. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed or have expired.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. In 2021, the Group has applied a new term and condition that the contract with customer is an open-ended contract with minimum 12-month contract and substantive early termination penalty. The contract duration under PSAK 72 is 12-month contract and can be renewed in monthly basis afterward.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers may be required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others.). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

s.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii.	Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.	Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through an SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if there is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax

In accordance with ISAK 34: Uncertainty Over Income Tax Treatments which is effective on January 1, 2019, stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group meaures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Accordingly, management believes that the interpretation did not have a significant impact on the consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease are presented as part of “Other Income (Expenses) - net”.

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient, are measured at the transaction price in accordance with PSAK 72.

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (“SPPI”) testing and it is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

a.	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

a.	Financial assets at amortized cost (debt instruments) (continued)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

b.Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group have no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2020 and 2021.

c.Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investment in financial instruments.

d.Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not fulfilled with solely payments of principal and interest (“SPPI”) testing are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The Group’s financial assets at FVTPL consists of other long-term investment in financial instruments and other current financial assets.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, customer deposits and lease liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

a.	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

b.Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 20 Long-Term Loans and Other Borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Hedge Accounting

The Group does not apply hedge accounting.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

w.Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

x.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

z.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

aa.Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

ab.Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.	Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortisation” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ac.Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading; or
iii.	expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criterias are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period; or
iv.	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criterias are classified as long-term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.	Critical accounting considerations, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make decisions, estimates and assumptions that affect the amount of revenue, expenses, assets and liabilities reported, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgment is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 28.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 31 and 32.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods. In 2020, the Group change its estimated useful lives of towers in Indonesia (Note 12). In 2021, the Company accelerated the useful lives of Multi-Service Access Node (“MSAN”) assets until 2022 (Note 12).

Details of the nature and carrying amounts of property and equipment are disclosed in Note 12.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an allowance for expected credit losses methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d)	Allowance for expected credit losses for financial assets (continued)

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such allowances are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of allowance for expected credit losses of receivables are disclosed in Note 5.

Following the effect of Covid-19 pandemic, Group has not remodified the definition of its significant increase in credit risk and the definition of its default. Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward looking information and other input in the future.

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, Group also provide multiple standard product as bundling product in contract with customer. Significant judgment is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of  performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting acquisition method for assets acquired and liabilities assumed are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		2021		2020
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash	Rp	-	12	-	19
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	8,660	-	1,559
	US$	32	459	8	110
	EUR	2	30	2	28
	JPY	1	0	1	0
	HKD	3	5	2	3
	AU$	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	6,035	-	312
	US$	0	6	0	6
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	2,859	-	1,129
	US$	2	34	5	72
	SGD	0	0	0	0
	EUR	0	0	-	-
PT Bank Tabungan Negara (Persero) Tbk. (“BTN”)	Rp	-	1,368	-	43
	US$	0	0	0	0
Others (each below Rp75 billion)	Rp	-	37	-	21
	US$	0	0	0	0
	SGD	-	-	0	0
Sub-total			19,493		3,283

Third parties
PT Bank Permata Tbk. (“Bank Permata”)	Rp	-	2,326	-	81
	US$	-	-	1	12
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	44	628	36	504
	HKD	23	42	5	10
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	570	-	1,576
	US$	5	74	0	1
	MYR	-	-	1	4
Standard Chartered Bank (“SCB”)	Rp	-	-	-	0
	US$	21	300	6	86
	SGD	8	83	8	81
Bank UOB Indonesia Tbk. (“UOB”)	Rp	-	84	-	43
	US$	3	37	0	6
	SGD	2	19	1	15
	MYR	4	13	10	34
PT Bank Central Asia Tbk. (“BCA”)	Rp	-	100	-	66
	US$	0	3	0	2
Bank Pembangunan Daerah Tbk. ("BPD")	Rp	-	99	-	155
J.P. Morgan Indonesia (“Chase Bank”)	US$	7	96	3	41
Bank of Tokyo-Mitsubishi UFJ (“MUFG Bank”)	Rp	-	89	-	7
	US$	0	0	0	0
PT Bank HSBC Indonesia ("HSBC")	Rp	-	20	-	218
Others (each below Rp75 billion)	Rp	-	149	-	144
	US$	3	50	5	59
	TWD	46	24	42	21
	MYR	2	6	3	10
	AU$	0	5	0	5
	EUR	0	0	0	5
Sub-total			4,817		3,186

Total cash in banks			24,310		6,469

Time deposits
Related parties
BNI	Rp	-	6,739	-	3,039
	US$	43	610	27	385
BRI	Rp	-	544	-	2,421
	US$	47	675	34	479
Bank Mandiri	Rp	-	604	-	2,825
	US$	31	441	14	190
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	580	-	2,123
Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	210	-	-
Sub-total			10,403		11,462

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		2021		2020
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,689	-	379
	US$	17	235	9	131
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	910	-	919
	US$	11	153	6	80
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	197	-	12
	US$	8	107	35	494
	MYR	2	7	-	-
PT Bank DBS Indonesia Tbk. ("Bank DBS")	Rp	-	200	-	-
Others (each below Rp75 billion)	Rp	-	89	-	553
	US$	-	-	5	71
	MYR	-	-	-	-
Sub-total			3,587		2,639

Total time deposits			13,990		14,101
Allowance for expected credit losses			(1)		(0)
Total			38,311		20,589

Interest rates per annum on time deposits are as follows:

	2021	2020
Rupiah	1.25% - 7.75%	2.00% - 8.25%
Foreign currency	0.20% - 1.75%	0.25% - 2.80%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		2021		2020
		Balance		Balance
		Foreign currency	Rupiah	Foreign currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
Bank Mandiri	Rp	-	160	-	180
	US$	5	71	5	70
BNI	Rp	-	20	-	60
	US$	-	-	20	278
BRI	Rp	-	-	-	120
	US$	-	-	14	197
BTN	US$	-	-	9	126
Sub-total			251		1,031

Third parties
Others (each below Rp75 billion)	Rp	-	18	-	18
	US$	5	73	5	71
Total time deposits			342		1,120

Escrow accounts	Rp	-	43	-	47
	US$	1	21	2	27
Total escrow accounts			64		74

Mutual funds
Related parties
PT Bahana TCW Investment Management
("Bahana TCW")	Rp	-	78	-	77
Total mutual funds			78		77

Others (each below Rp75 billion)	Rp	-	9	-	-
	US$	-	-	2	32
Total others			9		32

Allowance for expected credit losses			(0)		(0)
Total			493		1,303

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2021	2020
Rupiah	2.50% - 3.75%	3.25% - 6.50%
Foreign currency	0.06% - 0.50%	0.15% - 1.08%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	2021	2020
State-owned enterprises	1,336	1,564
Indonusa	439	504
Indosat	148	225
Others (each below Rp75 billion)	176	407
Total	2,099	2,700
Allowance for expected credit losses	(1,138)	(1,056)
Net	961	1,644

(ii)Third parties

	2021	2020
Individual and business subscribers	13,323	15.095
Overseas international carriers	890	1,904
Total	14,213	16,999
Allowance for expected credit losses	(6,664)	(7,304)
Net	7,549	9,695

b.	By age

(i)Related parties

	2021	2020
Up to 3 months	952	1,356
3 to 6 months	164	253
More than 6 months	983	1,091
Total	2,099	2,700
Allowance for expected credit losses	(1,138)	(1,056)
Net	961	1,644

(ii)Third parties

	2021	2020
Up to 3 months	7,120	8,762
3 to 6 months	760	1,021
More than 6 months	6,333	7,216
Total	14,213	16,999
Allowance for expected credit losses	(6,664)	(7,304)
Net	7,549	9,695

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

b.	By age (continued)

(iii)Aging of total trade receivables
	2021			2020
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	5,625	532	9.5%	7,818	696	8.9%
Past due up to 3 months	2,447	328	13.4%	2,300	488	21.2%
Past due more than 3 to 6 months	924	253	27.4%	1,274	495	38.9%
Past due more than 6 months	7,316	6,689	91.4%	8,307	6,681	80.4%
Total	16,312	7,802		19,699	8,360

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2021 and 2020, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,417 billion and Rp4,217 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

(i)Related parties

	2021	2020
Rupiah	2,098	2,690
U.S. Dollar	1	10
Total	2,099	2,700
Allowance for expected credit losses	(1,138)	(1,056)
Net	961	1,644

(ii)Third parties

	2021	2020
Rupiah	12,517	14,635
U.S. Dollar	1,606	2,265
Singapore Dollar	56	75
Others (each below Rp75 billion)	34	24
Total	14,213	16,999
Allowance for expected credit losses	(6,664)	(7,304)
Net	7,549	9,695

d.	Movements in the allowance for impairment of receivables

	2021	2020
Beginning balance	8,360	6,203
Adjustment on initial application of PSAK 71	-	(14)
Allowance for expected credit losses	474	2,362
Receivables written-off	(1,032)	(191)
Ending balance	7,802	8,360

The receivables written-off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2021 and 2020, certain trade receivables of the subsidiaries amounting to Rp2,330 billion and Rp3,432 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a and 20c).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.	CONTRACT ASSETS

	2021	2020
Contract assets	2,588	1,351
Allowance for expected credit losses	(115)	(112)
Net	2,473	1,239
Short-term portion	(2,330)	(1,036)
Long-term portion	143	203

As at January 1, 2020, the opening balances of contract assets amounted to Rp947 billion.

Management believes that the allowance for expected credit losses of contract assets is adequate to cover losses on uncollectible contract asset.

Refer to Note 33 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognize at net realizable value, consist of:

	2021	2020
Components	578	560
SIM cards and blank prepaid vouchers	148	265
Others	122	226
Total	848	1,051
Provision for obsolescence
Components	(38)	(37)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(3)	(3)
Total	(69)	(68)
Net	779	983

Movements in the provision for obsolescence are as follows:

	2021	2020
Beginning balance	68	92
Provision recognized during the year	2	1
Inventory written-off	(1)	(25)
Ending balance	69	68

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognized as expenses and included in operations, maintenance, and telecommunication service expenses in 2021 and 2020 amounted to Rp739 billion and Rp544 billion, respectively (Note 26).

Certain inventories of the subsidiaries have been pledged as collateral under lending agreements as of December 31, 2021 and 2020 amounted to Rp557 billion and Rp557 billion, respectively (Notes 20c).

As of December 31, 2021 and 2020, modules (part of property and equipment) and components held by the Group with book value amounting to Rp122 billion and Rp107 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of December 31, 2021 and 2020 amounted to Rp133 billion and Rp155 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2021	2020
Prepaid frequency license fees – current portion (Note 36c.i)	4,923	4,554
Advances	683	1,339
Prepaid salaries	185	180
Prepaid rental	170	259
Others (each below Rp75 billion)	390	190
Total	6,351	6,522

9.	CONTRACT COST

The breakdown of contract costs is as follows:

	2021
	Cost to obtain	Cost to fulfill	Total
At January 1, 2021	1,245	463	1,708
Amortisation during the year	(281)	(488)	(769)
Addition current year	568	757	1,325
At December 31, 2021	1,532	732	2,264
Short-term portion	(312)	(344)	(656)
Long-term portion	1,220	388	1,608

	2020
	Cost to obtain	Cost to fulfill	Total
At January 1, 2020	696	489	1,185
Amortisation during the year	(150)	(368)	(518)
Addition current year	699	342	1,041
At December 31, 2020	1,245	463	1,708
Short-term portion	(193)	(261)	(454)
Long-term portion	1,052	202	1,254

There is no provision for impairment of contract cost as of December 31, 2020 and 2021.

10.	LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENTS

	2021	2020
Investment in equity at fair value through profit or loss	12,962	1,686
Convertible bonds at fair value through profit or loss	681	2,339
Investment in equity at fair value through other comprehensive income	18	20
Total investment in financial instruments	13,661	4,045

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENTS (continued)

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature. The convertible bonds will mature from January 1, 2022 to December 31, 2023.

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include Telkomsel's investment in PT Aplikasi Karya Anak Bangsa (“AKAB”).

On November 16, 2020, Telkomsel entered into agreements with AKAB for investing in the form of non-interest-bearing Convertible Bond (“CB”) amounting to US$150 million (equivalent to Rp2,116 billion as of December 31, 2020). The CB will mature on November 16, 2023. The contractual cash flows from the investment in CB held by Telkomsel are not solely payment of principal and interest on the principal amount outstanding, hence, the CB is classified as FVTPL. The preferred shares call option provides Telkomsel the right to purchase additional preferred shares of AKAB within 12-months after the effective date at the price of US$5,049 per share amounting to US$300 million. The preferred shares call option is a derivative and is accounted for at FVTPL.

On May 17, 2021, AKAB and PT Tokopedia officially merged to become PT GoTo Gojek Tokopedia (“GoTo”). This merger triggered the conversion event in CB agreements, where the CB were required to be converted into to shares. Based on the CB agreements, GoTo paid the conversion amount to Telkomsel, and upon the receipt of the conversion amount Telkomsel immediately paid the conversion amount to GoTo in accordance with the Shares Subscription Agreement.

On May 18, 2021, Telkomsel entered the Shares Subscription Agreement to subscribe to the converted 29,708 GoTo shares amounted to US$150 million (equivalent to Rp2,110 billion) and exercised the call option to acquire an additional 59,417 GoTo shares amounted to US$300 million (equivalent to Rp4,290 billion).

Based on deed of amendment dated on October 19, 2021, GoTo carried out the stock split and Telkomsel’s shares in GoTo increased from 89,125 shares to 23,722,133,875 shares.

As of December 31, 2021, Telkomsel assessed the fair value of the investment in GoTo was Rp375 per share after the stock split based on the observable transaction price from the latest transaction data prior to year end.

The total unrealized gain from changes in fair value of Telkomsel’s investment in GoTo amounted to Rp2,494 billion during 2021 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

Investments in equity also included investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the year by MDI amounted to Rp1,212 billion. These equity investments are classified as FVTPL.

The total unrealized gain from changes in fair value of MDI’s investment amounted to Rp899 billion as of December 31, 2021 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES

The details of long-term investments in associates under equity method as of December 31, 2021 are as follows:

	2021
	Percentage of ownership	Beginning balance	Additions (Deduction)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associates:
Jalin[a]	33.00	89	-	25	(7)	0	-	107
Finarya[b]	24.27	87	-	(87)	-	-	-	-
Others (each below Rp75 billion)[e]		16	33	(16))	-	(1)	-	32
Total long-term
investments in associates		192	33	(78)	(7)	(1)	-	139

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2021:

	Jalin	Finarya	Others
Statements of financial position
Current assets	239	1,779	1,248
Non-current assets	237	222	4,720
Current liabilities	(144)	(1,654)	(646)
Non-current liabilities	(8)	(35)	(4,618)
Equity	324	312	704
Statements of profit or loss and other
comprehensive income
Revenues	401	137	1,869
Operating expenses	(311)	(1,160)	(1,436)
Other income (expenses) including
finance costs – net	6)	31	(106)
Profit (loss) before tax	96	(992)	327
Income tax benefit (expense)	(19)	11	(13)
Profit (loss) for the period	77	(981)	314
Other comprehensive income (loss)	1)	4	(1)
Total comprehensive income (loss) for the period	78	(977)	313

The details of long-term investments in associates under equity method as of December 31, 2020 are as follows:

	2020
	Percentage of ownership	Beginning balance	Additions (Deduction)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associates:
Jalin[a]	33.00	77	-	17	(5)	(0)	-	89
Finarya[b]	25.00	267	28	(209)	-	1	-	87
Tiphone[c]	24.00	526	-	(41)	-	-	(485)	-
Indonusa[d]	20.00	210	-	-	-	-	(210)	-
Others (each below Rp75 billion)[e]		130	(33)	(13)	-	(0)	(68)	16
Total long-term
investments in associates		1,210	(5)	(246)	(5)	1	(763)	192

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2020*:

	Jalin	Finarya	Indonusa	Others
Statements of financial position
Current assets	187	3,160	565	972
Non-current assets	194	169	331	4,516
Current liabilities	(92)	(2,327)	(318)	(795)
Non-current liabilities	(22)	(41)	(573)	(4,398)
Equity	267	961	5	295
Statements of profit or loss and other
comprehensive income
Revenues	277	133	783	1,278
Operating expenses	(205)	(948)	(691)	(1,035)
Other income (expenses) including
finance costs - net	(3)	69	(24)	(92)
Profit (loss) before tax	69	(746)	68	151)
Income tax benefit (expense)	(18)	2	(6)	(4)
Profit (loss) for the period	51	(744)	62	147)
Other comprehensive income (loss)	(1)	4	7	(27)
Total comprehensive income (loss) for the period	50	(740)	69	120)

* Summary of financial information for Tiphone as of December 31, 2020 is not available.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES (continued)

* Summary of financial information for Tiphone as of December 31, 2020 is not available.

[a]	Jalin was previously a subsidiary. On June 19, 2019 the Group sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.

[b]

On January 21, 2019, Telkomsel established of PT Fintek Karya Nusantara ("Finarya”), a subsidiary, with an initial investment amounted to Rp25 billion and on February 22, 2019 Telkomsel transferred its assets amounted to Rp150 billion to Finarya. For this transaction, Telkomsel obtained 2,499 and 14,974 shares, respectively (equal to 100% ownership). Telkomsel with PT Mandiri Capital Indonesia, PT BRI Ventura Indonesia, PT BNI Sekuritas, PT Jasamarga Tollroad Operator, PT Dana Tabungan dan Asuransi Pegawai Negeri (Persero), PT Pertamina Retail, PT Kereta Commuter Indonesia (“KCI”), PT Asuransi Jiwasraya (Persero), and PT Danareksa Capital, entered in to shareholder agreement on July 31, 2019, October 31, 2019, and December 31, 2019 relating to the increase in issued and paid up capital made by each shareholder. On December 31, 2019, Telkomsel owned 48,530 shares or equivalent to 26.58% ownership.

On October 23, 2020 Finarya issued 13,632 series B shares, owned by Grab LA Pte Ltd (“Grab”) 11,237 shares, PT BRI Ventura Indonesia 943 shares, Mandiri Capital Indonesia 924 shares, Telkomsel 528 shares. This investment decreased Telkomsel’s ownership in PT Finarya, from previously 26.58% and diluted to 25.00%.

On March 8, 2021, PT Dompet Karya Anak Bangsa (“DKAB”) invested in Finarya. This investment diluted Telkomsel’s ownership in Finarya, from previously 25.00% to 24.33%. Since June 2021, Telkomsel’s investment in Finarya has been fully absorbed.

On December 23, 2021, Grab make additional investment in Finarya. This investment diluted Telkomsel’s ownership in Finarya, from previously 24.33% to 24.27%. As of December 31, 2021, the unrecognized share of loss amounting to Rp150.6 billion.

[c]

Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as cellullar phone including spare parts, accessories, rechargeable credit vouchers, repair service, and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion, including intangible assets and goodwill amounting to Rp188 billion and Rp647 billion, respectively. In 2020, Management has recognized full impairment on its investment in Tiphone considering the doubts over the continuity of its business, financial condition and suspension of stocks effective June 10, 2020. Management has decided to book full allowance for the investment in Tiphone as of December 31, 2020.

Management has reassessed on December 31, 2021 and concluded that there is no recovery from the impairment in the previous year because there is no data that can support the recovery.

[d]

Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its shares ownership in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.  Based on management assessment, there was allowance for impairment on investment in Indonusa as of December 31, 2020.

eThe unrecognized share in losses in other investments cumulatively as of December 31, 2021 and 2020 was amounting to Rp190 billion and Rp228 billion respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2021
At cost:
Directly acquired assets
Land rights	1,800	20	-	1	1,821
Buildings	16,137	197	(5)	967	17,296
Leasehold improvements	1,410	45	(35)	57	1,477
Switching equipment	17,506	1,112	(1,223)	929	18,324
Telegraph, telex and data communication
equipment	2,012	-	-	(429)	1,583
Transmission installation and equipment	159,196	3,829	(3,479)	6,075	165,621
Satellite, earth station and equipment	10,423	359	(15)	(239)	10,528
Cable network	60,796	8,722	(33)	(1,926)	67,559
Power supply	20,988	303	(390)	1,134	22,035
Data processing equipment	17,663	250	(314)	1,659	19,258
Other telecommunication peripherals	7,513	1,646	-	(38)	9,121
Office equipment	2,125	205	(57)	79	2,352
Vehicles	551	34	(43)	(5)	537
Other equipment	68	6	-	(27)	47
Property under construction	2,524	13,613	(29)	(13,158)	2,950
Total	320,712	30,341	(5,623)	(4,921)	340,509

Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,872	652	(2)	15	5,537
Leasehold improvements	1,061	132	(30)	-	1,163
Switching equipment	11,621	1,871	(1,223)	(44)	12,225
Telegraph, telex and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	87,991	11,554	(3,227)	(1,786)	94,532
Satellite, earth station and equipment	4,412	743	(16)	60	5,199
Cable network	15,978	4,210	(11)	(1,442)	18,735
Power supply	14,757	1,546	(383)	(46)	15,874
Data processing equipment	12,780	1,708	(301)	(57)	14,130
Other telecommunication peripherals	2,885	1,492	-	(47)	4,330
Office equipment	1,574	357	(57)	(8)	1,866
Vehicles	229	71	(26)	(4)	270
Other equipment	47	4	-	(11)	40
Total	159,789	24,340	(5,276)	(3,370)	175,483
Net book value	160,923				165,026

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows:

	December 31, 2019	Effect of adoption of PSAK 73	January 1, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2020
At cost:
Directly acquired assets
Land rights	1,644	-	1,644	157	-	(1)	1,800
Buildings	14,062	-	14,062	201	-	1,874	16,137
Leasehold improvements	1,549	-	1,549	31	(192)	22	1,410
Switching equipment	17,348	-	17,348	956	(1,921)	1,123	17,506
Telegraph, telex and data communication
equipment	2,258	-	2,258	429	-	(675)	2,012
Transmission installation and equipment	151,750	-	151,750	1,050	(3,825)	10,221	159,196
Satellite, earth station and equipment	12,344	-	12,344	236	(2)	(2,155)	10,423
Cable network	54,357	-	54,357	8,280	(68)	(1,773)	60,796
Power supply	20,113	-	20,113	45	(311)	1,141	20,988
Data processing equipment	16,409	-	16,409	3	(703)	1,954	17,663
Other telecommunication peripherals	5,340	-	5,340	2,157	-	16	7,513
Office equipment	2,361	-	2,361	216	(354)	(98)	2,125
Vehicles	568	-	568	48	(104)	39	551
Other equipment	123	-	123	17	-	(72)	68
Property under construction	2,619	-	2,619	15,610	(8)	(15,697)	2,524
Asset under finance lease
Transmission installation and equipment	5,500	(5,500)	-	-	-	-	-
Data processing equipment	1	(1)	-	-	-	-	-
Vehicles	503	(503)	-	-	-	-	-
Office equipment	42	(42)	-	-	-	-	-
CPE assets	22	(22)	-	-	-	-	-
Power supply	-	-	-	-	-	-	-
RSA assets	89	-	89	-	-	(89)	-
Total	309,002	(6,068)	302,934	29,436	(7,488)	(4,170)	320,712

Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,113	-	4,113	739	-	20	4,872
Leasehold improvements	1,091	-	1,091	158	(188)	-	1,061
Switching equipment	11,976	-	11,976	1,569	(1,921)	(3)	11,621
Telegraph, telex and data communication
equipment	1,580	-	1,580	-	-	2	1,582
Transmission installation and equipment	79,993	-	79,993	11,463	(3,545)	80	87,991
Satellite, earth station and equipment	5,809	-	5,809	900	(1)	(2,296)	4,412
Cable network	14,171	-	14,171	2,509	(66)	(636)	15,978
Power supply	13,596	-	13,596	1,512	(309)	(42)	14,757
Data processing equipment	11,977	-	11,977	1,522	(708)	(11)	12,780
Other telecommunication peripherals	1,766	-	1,766	1,120	-	(1)	2,885
Office equipment	1,678	-	1,678	375	(360)	(119)	1,574
Vehicles	210	-	210	74	(70)	15	229
Other equipment	66	-	66	2	-	(21)	47
Asset under finance lease
Transmission installation and equipment	3,734	(3,734)	-	-	-	-	-
Data processing equipment	1	(1)	-	-	-	-	-
Vehicles	115	(115)	-	-	-	-	-
Office equipment	44	(44)	-	-	-	-	-
CPE assets	20	(20)	-	-	-	-	-
Power supply	-	-	-	-	-	-	-
RSA assets	89	-	89	-	-	(89)	-
Total	152,029	(3,914)	148,115	21,943	(7,168)	(3,101)	159,789
Net book value	156,973						160,923

a.	Gain on sale of property and equipment

	2021	2020
Proceeds from sale of property and equipment	756	236
Net book value	(36)	(20)
Gain on disposal or sale of property and equipment	720	216

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

b.	Others

(i)	During 2021 and 2020, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2021 and 2020.

(ii)	Interest capitalized to property under construction amounted to Rp52 billion and Rp160 billion for the years ended December 30, 2021 and 2020, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 5.63% to 8.70% and 6.25% to 11.00% for the years ended December 31, 2021 and 2020, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2021 and 2020.

(iv)	During 2021 and 2020, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp133 billion and Rp234 billion, respectively, and were recorded as part of “Other Income - net” in the consolidated statements of profit or loss and other comprehensive income. During 31, 2021 and 2020, the net carrying values of those assets of Rp103 billion and Rp190 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the years ended December 31, 2021 and 2020 amounting to Rp18 billion and Rp266 billion, respectively.

In 2020, the estimated useful lives of towers in Indonesia were changed from 20 to 30 years. The impact of reduction in the depreciation expense for the years ended December 31, 2021 and 2020, amounted to Rp641 biliion and Rp160 billion, respectively. Towers are presented as part of transmission installation and equipment.

(vi)	As of December 31, 2021 and 2020, the equipment units of Telkomsel with the carrying amount of Rp818 billion and Rp39 billion, respectively, to be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statement of financial position. In 2021 and 2020, the equipment units of Telkomsel with the net carrying amount of Rp258 billion and RpNil, respectively, have been exchanged with equipment units of PT ZTE Indonesia. There is no provision for impairment of assets held for sale as of December 31, 2021 and 2020.

(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which will be fully depreciated in 2022. The impact of accelerated depreciation of MSAN assets for the year ended December 31, 2021 and the estimate for the year ended 2022 amounted to Rp1,603 billion and Rp1,603 billion, respectively. MSAN assets are presented as part of cable network.

(viii)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 10-50 years which will expire between 2022 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(ix)	As of December 31, 2021 and 2020, the Group’s property and equipment excluding land rights. With net carrying amount of Rp161,287 billion and Rp159,454 billion, respectively, were insured againts fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp29,601 billion and Rp22,886 billion, US$Nil, HK8 million, SG$360 million, and SG$315 million, and MYR72 million and MYR39 million, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential lossess from the insured risks.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(x)	As of December 31, 2021 and 2020, the percentage of completion of property under construction was approximately 75.63% and 61.19%, respectively, of the total contract value, with estimated dates of completion until February 2025 and March 2023, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(xi)	As of December 31, 2021 and 2020, all assets owned by the Company have been pledged as collateral for bonds (Note 20b.i), and certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp22,939 billion and Rp14,115 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a, 20c, and 20d).

(xii)	As of December 31, 2021 and 2020, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp67,355 billion and Rp63,656 billion, respectively. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xiii)	In 2021 and 2020, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp45,604 billion and Rp41,984 billion, respectively.

13. RIGHT OF USE ASSETS

The Group leases several assets including land rights, building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease terms between 1 and 30 years.

The Group also has certain leases with lease terms of twelve months or less and low-value assets leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments. Short-term lease expense during 2021 and 2020 amounted to Rp5,251 billion and Rp3,612 billion, respectively. Low-value assets lease expense during 2021 and 2020 amounted to Rp57 billion and Rp119 billion, respectively.

The carrying amounts of right of use assets recognized and the movement during the period:

	December 31,			Reclassifications/	December 31,
	2020	Additions	Deductions	translations	2021
At cost:
Land rights	4,863	968	(535)	105	5,401
Buildings	734	532	(193)	1	1,074
Transmission installation
and equipment	16,072	4,341	(1,377)	25	19,061
Power supply	641	17	(84)	-	574
Vehicles	676	82	(136)	0	622
Others	29	49	(73)	64	69
Total	23,015	5,989	(2,398)	195	26,801

Accumulated amortization:
Land rights	(763)	(955)	319	(0)	(1,399)
Buildings	(166)	(346)	163	4)	(345)
Transmission installation
and equipment	(3,160)	(3,283)	502	(0)	(5,941)
Power supply	(200)	(296)	84	-	(412)
Vehicles	(141)	(197)	128	(2)	(212)
Others	(19)	(29)	43	(18)	(23)
Total	(4,449)	(5,106)	1,239	(16)	(8,332)
Net book value	18,566				18,469

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

13.RIGHT OF USE ASSETS (continued)

The carrying amounts of right of use assets recognized and the movement during the period (continued):

	December 31,	Effect of	January 1,			Reclassifications/	December 31,
	2019	adoption of PSAK 73	2020	Additions	Deductions	translations	2020
At cost:
Land rights	-	3,777	3,777	1,407	(322)	1	4,863
Buildings	-	639	639	132	(8)	(29)	734
Transmission installation and equipment	-	14,873	14,873	1,872	(674)	1	16,072
Power supply	-	544	544	97	-	-	641
Vehicles	-	540	540	138	(2)	-	676
Others	-	45	45	1	(1)	(16)	29
Total	-	20,418	20,418	3,647	(1,007)	(43)	23,015

Accumulated amortization:
Land rights	-	-	-	(812)	49	-	(763)
Buildings	-	-	-	(193)	4	23	(166)
Transmission installation and equipment	-	-	-	(3,687)	527	-	(3,160)
Power supply	-	-	-	(200)	-	-	(200)
Vehicles	-	-	-	(141)	-	-	(141)
Others	-	-	-	(20)	1	-	(19)
Total	-	-	-	(5,053)	581	23	(4,449)
Net book value	-						18,566

The carrying amounts of the lease liabilities and the movements are as follows:

	2021	2020

Balance, January 1	15,617	16,600
Additions	6,567	3,964
Deductions	(5,797)	(4,947)
Balance, December 31	16,387	15,617
Current maturities	(5,961)	(5,396)
Long-term portion	10,426	10,221

Maturity analysis of lease payments are as follows:

Years	2020	2021
2022		4,935
2023		3,473
2024		2,435
2025		1,813
2026		1,372
Thereafter		3,024
Total lease payments		17,052
Interest		(2,449)
Net present value of lease payments		14,603
Accrued interest		1,784
Total lease liabilities		16,387
Current maturities		(5,961)
Long-term portion		10,426

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

14.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2021	2020
Prepaid frequency license fee -
net of current portion (Note 36c.i)	1,572	1,237
Claims for tax refund - net of current portion (Note 28b)	1,488	1,382
Advances for purchases of property and equipment	868	404
Prepaid taxes - net of current portion (Note 28a)	601	787
Prepaid expenses	454	498
Security deposits	102	168
Others (each below Rp75 billion)	446	357
Total	5,531	4,833

15.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2021	1,428	14,688	94	1,474	17,684
Additions	64	2,938	80	11	3,093
Deductions	-	(19)	-	-	(19)
Reclassifications/translations	-	(149)	-	27	(122)
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Accumulated amortization and impairment losses:
Balance, January 1, 2021	(125)	(9,863)	(94)	(756)	(10,838)
Amortization	-	(1,828)	(31)	(143)	(2,002)
Impairment	(277)	-	-	-	(277)
Deductions	-	11	-	-	11
Reclassifications/translations	-	(34)	-	10	(24)
Balance, December 31, 2021	(402)	(11,714)	(125)	(889)	(13,130)
Net book value	1,090	5,744	49	623	7,506

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2020	1,432	12,480	96	1,571	15,579
Additions	-	2,282	3	3	2,288
Deductions	-	(166)	-	(74)	(240)
Reclassifications/translations	(4)	92	(5)	(26)	57
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Accumulated amortization and impairment
losses:
Balance, January 1, 2020	(29)	(8,400)	(93)	(611)	(9,133)
Amortization	-	(1,545)	(9)	(176)	(1,730)
Impairment	(104)	-	-	-	(104)
Deductions	-	124	-	-	124
Reclassifications/translations	8	(42)	8	31	5
Balance, December 31, 2020	(125)	(9,863)	(94)	(756)	(10,838)
Net book value	1,303	4,825	0	718	6,846

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global (“MNDG”) (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), PST (2019), and Digiserve (2021).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.INTANGIBLE ASSETS (continued)

(ii)	As of December 31, 2021 and 2020, the impairment of goodwill arising from the acquisition of Sigma, Contact Centres Australia Pty. Ltd., platform Tiketapasaja.com, SSI, and Telin Malaysia amounted to RpNil and Rp88 billion, Rp37 billion and Rp14 billion, RpNil and Rp2 billion, Rp179 billion and RpNil, and Rp61 billion and RpNil, respectively. The impairment losses are presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	The amortization is presented as part of “Depreciation and Amortization expenses” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range for the years ended December 31, 2021 and 2020, are from 1-6 years, respectively.

(iv)	As of December 31, 2021 and 2020, the cost of fully amortized intangible assets that are still used in operations amounted to Rp7,910 billion and Rp7,077 billion, respectively.

16.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	2021	2020
Related parties
Purchases of equipments, materials, and services	385	678
Payables to other telecommunication providers	112	250
Sub-total	497	928

Third parties
Purchases of equipments, materials, and services	12,806	11,953
Payables to other telecommunication providers	2,538	2,914
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,329	1,204
Sub-total	16,673	16,071
Total	17,170	16,999

Trade payables by currency are as follows:
	2021	2020
Rupiah	15,584	14,895
U.S. Dollar	1,506	2,012
Others	80	92
Total	17,170	16,999

Terms and conditions of the above financial liabilities:

a.	The Group’s trade payables are non-interest bearing and are normally settled on 1 year term.
b.	Refer to Note 33 for details on related party transactions.
c.	Refer to Note 38b.v for the Group’s liquidity risk management.

17.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2021	2020
Operation, maintenance, and telecommunication services	8,978	8,455
Salaries and benefits	4,180	3,399
General, administratives, and marketing expense	2,583	2,255
Interest and bank charges	144	156
Total	15,885	14,265

Refer to Note 33 for details of related party transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.	CONTRACT LIABILITIES

a.	Current portion

	2021	2020
Advances from customers for Mobile	4,155	5,047
Advances from customers for Enterprise	1,161	1,884
Advances from customers for WIB	1,138	668
Advances from customers for Consumer	185	111
Others (each other below Rp75 billion)	156	124
Total	6,795	7,834

b.	Non-current portion

	2021	2020
Advances from customers for Consumer	787	588
Advances from customers for WIB	450	345
Advances from customers for Enterprise	39	68
Others	7	3
Total	1,283	1,004

As at January 1, 2020, the opening balances of contract liabilities amounted to Rp8,224 billion.

Contract liabilities at the beginning period which were recognized as revenue in 2021 and 2020 amounted to Rp7,834 billion and Rp7,352 billion, respectively.

Refer to Note 33 for details of related party transactions.

19.SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans
		2021		2020
		Outstanding		Outstanding
Lenders	Currency	Foreign currency (in millions)	Rupiah equivalent	Foreign currency (in millions)	Rupiah equivalent
Related parties
BNI	Rp	-	1,028	-	897
Bank Mandiri	Rp	-	550	-	2,900
Sub-total			1,578		3,797
Third parties
HSBC	Rp	-	1,937	-	2,304
	US$	-	-	0	4
MUFG Bank	Rp	-	1,853	-	2,611
Bank DBS	Rp	-	545	-	573
	US$	-	-	1	13
PT Bank UOB Indonesia
("UOB Indonesia")	Rp	-	400	-	200
BCA	Rp	-	350	-	-
PT Bank Tabungan Pensiunan Nasional Tbk.
("BTPN")	Rp	-	-	-	110
SCB	Rp	-	-	-	100
Bank CIMB Niaga	Rp	-	-	-	78
Others (each below Rp75 billion)	Rp	-	19	-	73
	US$	-	-	5	71
Sub-total			5,104		6,137
Total			6,682		9,934

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2021 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
BNI
2014 - 2017	GSD, Sigma[a]	Rp	475	April 9, 2022 – November 7, 2022	Monthly	7.90% - 8.50%	Trade receivables, property and equipment, and inventory
2017 - 2021	Infomedia[b], Sigma[h], Metranet, Telkom Infra	Rp	1,170	February 18, 2022 – June 6, 2022	Monthly	1 month JIBOR + 2.10% - 2.50%	Trade receivables
Mandiri
2021	Telkomsel, Nutech	Rp	4,050	May 11, 2022 – October 25, 2022	Monthly, Quarterly	3.75% - 9.00%	Trade receivables and property and equipment
2020	Finnet	Rp	500	April 28, 2022	Monthly	1 month JIBOR + 1.50%	None
HSBC
2014	Sigma[c,h]	Rp	400	July 14, 2022	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2020	Sigma[g], Metra, PINS, Metranet, Telkomsat, GSD	Rp	2,053	December 31, 2021 – June 29, 2022	Monthly, Quarterly	1 month JIBOR + 0.80% 3 months JIBOR + 1.00%	None
MUFG Bank
2018 - 2021	Infomedia, Metra, GSD, Telkom Infra, Telkomsel	Rp	3,030	October 30, 2022 – April 20, 2023	Monthly	1 month JIBOR + 0.50% - 0.70%	None
DBS
2016	Sigma[d,e]	US$	0.02	July 31, 2022	Semi-annually	3.25% (US$). 10.75% (Rp)	Trade receivables
2018	Telkom Infra, Infomedia	Rp	600	July 31, 2022	Monthly	1 month JIBOR + 1.20%	None
UOB Indonesia
2016	Finnet[f]	Rp	500	December 20, 2022	Monthly	1 month JIBOR + 1.75%	None
BCA
2021	Telkomsel	Rp	500	December 3, 2022	Monthly	3.40%	None

*	In original currency.
**	Refer to Note 5 and Note 12 for details of trade receivables and property and equipment pledged as collateral.
[a]	Based on the latest amendment on April 23, 2019.
[b]	Based on the latest amendment on March 28, 2018 and July 6, 2018.
[c]	Based on the latest amendment on July 16, 2018 and November 17, 2021.
[d]	Based on the latest amendment on December 5, 2018.
[e]	Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.
[f]	Based on the latest amendment on December 11, 2020.
[g]	Based on the latest amendment on April 23, 2021.
[h]	Unsettled loan will be automatically extended.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

On November 27, 2020, the Company entered into a credit agreement with HSBC with total facilities amounting to Rp500 billion. As of December 31, 2021, all facilities has not been used.

On March 29, 2021, the Company and Telkom Infra entered into a credit agreement with BNI with total facilities amounting to Rp735 billion. As of December 31, 2021, the unused facilities amounted to Rp108 billion.

On April 23, 2021, the Company, Sigma, and Melon entered into a credit agreement amendment with HSBC with total facilities amounting to Rp947 billion. As of December 31, 2021, the unused facilities amounted to Rp217 billion.

On August 26, 2021, the Company entered into a credit agreement amendment with Bank Permata with total facilities amounting to Rp400 billion. As of December 31, 2021, all facilities has not been used.

On September 10, 2021, the Company, Infomedia, and Telkom Infra entered into a credit agreement amendment with Bank DBS with total facilities amounting to Rp750 billion. As of December 31, 2021, the unused facilities amounted to Rp275 billion.

On October 14, 2021, the Company, Metra, MD Media, Metranet, Telkomsat, and GSD entered into a credit agreement amendment with HSBC with total facilities amounting to Rp1,000 billion. As of December 31, 2021, the unused facilities amounted to Rp21 billion.

On October 22, 2021, the Company entered into a credit agreement amendment with Bank of China with total facilities amounting to Rp1,000 billion. As of December 31, 2021, all facilities has not been used.

On October 29, 2021, the Company, Metra, and Infomedia entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp400 billion. As of December 31, 2021, the unused facilities amounted to Rp30 billion.

On October 29, 2021, the Company, Infomedia, MD Media, and Telkom Infra entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp1,560 billion. As of December 31, 2021, the unused facilities amounted to Rp1,020 billion.

On October 29, 2021, the Company and GSD entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp900 billion. As of December 31, 2021, the unused facilities amounted to Rp521 billion.

On December 24, 2021, the Company entered into a credit agreement amendment with Citibank with total facilities amounting to Rp500 billion. As of December 31, 2021, all facilities has not been used.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2021, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2021, the Group obtained waivers from lenders to not demand the loan payment as a result of the breach of covenants for Telkom Infra and Sigma. The waivers from BNI, Bank DBS, and HSBC were received on November 29, 2021, December 30, 2021, and December 31, 2021, respectively.

The credit facilities were obtained by the Group for working capital purposes.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.	Current maturities of long-term borrowings

	Notes	2021	2020
Two-step loans	20a	138	184
Bonds and notes	20b	2,200	478
Bank loans	20c	6,311	7,648
Other borrowings	20d	1,041	1,040
Total		9,690	9,350

20.	LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2021	2020
Two-step loans	20a	217	384
Bonds and notes	20b	4,793	6,991
Bank loans	20c	29,745	20,581
Other borrowings	20d	1,564	2,605
Total		36,319	30,561

Scheduled principal payments as of December 31, 2021 are as follows:

	Year
	Notes	Total	2023	2024	2025	2026	Thereafter
Two-step loans	20a	217	122	95	-	-	-
Bonds and notes	20b	4,793	-	-	2,098	-	2,695
Bank loans	20c	29,745	8,842	6,572	5,356	4,358	4,617
Other borrowings	20d	1,564	1,052	512	-	-	-
Total		36,319	10,016	7,179	7,454	4,358	7,312

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2021		2020
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	2,304	285	3,072	418
	US$	1	14	4	59
	Rp	-	56	-	91
Total			355		568
Current maturities (Note 19b)			(138)		(184)
Long-term portion			217		384

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1, 2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2021, the Company has complied with the above-mentioned ratios.

b.	Bonds and notes

		2021	2020
Bonds and notes	Currency	Outstanding	Outstanding
Bonds
2015
Series A	Rp	2,200	2,200
Series B	Rp	2,100	2,100
Series C	Rp	1,200	1,200
Series D	Rp	1,500	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series C	Rp	-	296
MTN Syariah Ijarah I Telkom 2018
Series C	Rp	-	182
Total		7,000	7,478
Unamortized debt issuance cost		(7)	(9)
Total		6,993	7,469
Current maturities (Note 19b)		(2,200)	(478)
Long-term portion		4,793	6,991

i.	Bonds

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.x). The underwriters of the bonds are Bahana, PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

2015 (continued)

As of December 31, 2021, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2021, the Company has complied with the above-mentioned ratios.

ii.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (“MTN”) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Payment Agent and the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for access network and backbone development.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.Bonds and notes (continued)

ii.	MTN (continued)

MTN Syariah Ijarah I Telkom Year 2018 (continued)

Based on Agreement of Issuance and Appointment of Monitoring Agents of MTN Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and KSEI as the Payment Agent and the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

c.	Bank loans

		2021		2020
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	7,500	-	7,958
Bank Mandiri	Rp	-	7,374	-	6,203
BRI	Rp	-	2,223	-	2,822
BSI	Rp	-	533	-	43
Sub-total			17,630		17,026
Third parties
BCA	Rp	-	8,651	-	3,145
Bank DBS	Rp	-	3,887	-	1,378
MUFG Bank	Rp	-	1,972	-	2,596
Bank Permata	Rp	-	1,188	-	757
HSBC	Rp	-	750	-	214
Bank of China	Rp	-	400	-	-
Syndication of banks	Rp	-	350	-	1,326
	US$	24	338	30	427
UOB Singapore	US$	22	314	31	437
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	286	-	374
Bank CIMB Niaga	Rp	-	194	-	307
	US$	0	5	-	-
BTPN	Rp	-	84	-	173
PT Bank ICBC Indonesia ("ICBC")	Rp	-	68	-	113
Others (each below Rp75 billion)	MYR	11	36	12	41
Sub-total			18,523		11,288
Total			36,153		28,314
Unamortized debt issuance cost			(97)		(85)
			36,056		28,229
Current maturities (Note 19b)			(6,311)		(7,648)
Long-term portion			29,745		20,581

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)
c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2021 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018	GSD	Rp	182	28	2020 - 2024	Monthly	8.75%	Trade receivables
2013 - 2021	The Company, GSD, TLT, Sigma, Mitratel, Telkomsel[a]	Rp	12,902	2,834	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 0.50% - 2.50%; 3 months JIBOR + 1.70% - 2.25%	Trade receivables, inventory, and property and equipment and all assets
Bank Mandiri
2018	Balebat	Rp	25	0	2018 - 2022	Monthly	9.00%	Trade receivables, inventory, and property and equipment
2017 - 2021	The Company, GSD, Mitratel,	Rp	8,793	828	2019 - 2028	Quarterly	3 months JIBOR + 1.50% - 2.25%	Property and equipment
BRI
2017 - 2019	The Company, Mitratel, GSD	Rp	3,253	600	2019 - 2026	Quarterly	3 months JIBOR + 1.70% - 2.00%	Property and equipment and all assets
BSI
2019 - 2021	SSI, Telkomsel[a]	Rp	560	160	2019 - 2024	Monthly	3.80% - 10.00%	Property and equipment
BCA
2017 - 2021	The Company, Mitratel, Telkom Infra, PST	Rp	11,811	287	2018 - 2028	Quarterly, Semi-annually	3 months JIBOR + 1.50% - 1.85%	Trade receivables and property and equipment
DBS
2017 - 2019	PINS, Mitratel, Telkomsat	Rp	4,530	191	2018 - 2028	Quarterly, Semi-annually	3 months JIBOR + 1.50% - 1.85%	Property and equipment
MUFG Bank
2016 - 2021	Mitratel, GSD	Rp	3,600	593	2016 - 2028	Quarterly	3 months JIBOR + 1.43% - 2.40%	Property and equipment
Bank Permata
2020 - 2021	Mitratel	Rp	1,250	63	2021 - 2028	Semi-annually	3 months JIBOR + 1.50% - 2.40%	Property and equipment
HSBC
2021	Mitratel	Rp	750	-	2023 - 2028	Semi-annually	3 months JIBOR + 1.50%	Property and equipment
Bank of China
2019	Telkomsel[a]	Rp	1,000	1,000	2021 - 2023	Semi-annually	3 months JIBOR + 0.60%	None
Syndication of banks
2015 - 2021	The Company, GSD	Rp	8,000	500	2016 - 2028	Quarterly	3 months JIBOR + 2.00% - 2.50%	None
2018	Telin	US$	0.09	0.007	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2021 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
UOB Singapore
2018	Telin	US$	0.049	0.009	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015	GSD, PINS	Rp	440	88	2020 - 2025	Quarterly	3 months JIBOR + 1.40%	None
Bank CIMB
Niaga
2017 - 2019	GSD, PINS	Rp	700	80	2018 - 2025	Quarterly	3 months JIBOR + 1.50% - 1.95%	None
2021	Telin	US$	0.055	-	2024 - 2029	Semi-annually	6 months LIBOR + 1.70%	None
BTPN
2017 - 2020	GSD, Mitratel, Telin, Admedika	Rp	489	78	2018 - 2025	Quarterly	3 months JIBOR + 1.435% - 2.00%	None
ICBC
2017	GSD	Rp	272	45	2017 - 2024	Quarterly	3 months JIBOR + 2.36%	Trade receivables and property and equipment

*	In original currency
**	Refer to Note 5, Note 7, and Note 12 for details of trade receivables, inventories, and property and equipment pledged as collateral.
[a]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2021, Telkomsel has complied with the above covenants.

On March 13, 2015, the Company and GSD entered into credit agreements with syndication of banks (BCA and BNI) with total facilities amounting to Rp3,000 billion. As of December 31, 2021, all facilities had been used.

On March, 24, 2017, the Company, Mitratel, Sigma, GSD, and Telin entered into several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively.

On March 30, 2017, the Company, GSD, Metra, Mitratel, PINS, and Telkomsat entered into several credit agreements with BTPN, Bank DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infra is included as one of borrower into BCA’s credit facility agreement replaced PINS.

On February 26, 2018, the Company and Telin entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp775 billion, respectively.

On February 26, 2018, the Company entered into a credit agreement with BNI with total facilities amounting to Rp825 billion. As of December 31, 2021, all facilities had been used.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

On March 27, 2018 and May 23, 2019, the Company and Mitratel entered into several credit agreements with MUFG Bank and BRI with total facilities amounting to Rp800 billion and Rp200 billion, respectively.

On January 15, 2019, the Company, Infomedia, Telin, Telkom Infra, Telkomsat, and Sigma entered into a credit agreement with BTPN with total facilities amounting to Rp628 billion. As of December 31, 2021, the unused facility for BTPN amounted to Rp538 billion.

On May 23, 2019, the Company entered into a credit agreement with BRI with total facilities amounting to Rp2,000 billion. As of December 31, 2021, all facilities had been used.

On June 19, 2019, the Company and Mitratel entered into credit agreements with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of December 31, 2021, all facilities had been used.

On March 12, 2020, the Company, GSD, and PINS entered into a credit agreements amendments with Bank ANZ with total facilities amounting to Rp240 billion and Rp200 billion, respectively. As of December 31, 2021, all facilities had been used.

On November 16, 2020, the Company, Mitratel, and GSD entered into a credit agreement amendments with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of December 31, 2021, the unused facility for Bank Mandiri amounted to Rp136 billion.

On December 4, 2020, the Company and Admedika entered into a credit agreement with BTPN with total facilities amounting to Rp1,500 billion, respectively. As of December 31, 2021, the unused facility for BTPN amounted to Rp1,480 billion.

On January 18, 2021, the Company entered into a credit agreement with BRI with total facilities amounting to Rp1,000 billion. As of December 31, 2021, the facilities has not been used.

On January 28, 2021, the Company entered into a credit agreement with Syndication of banks (Bank Mandiri and BNI) with total facilities amounting to Rp2,500 billion, respectively. As of December 31, 2021, the unused facility for Syndication of banks amounted to Rp4,900 billion.

On October 28, 2021, the Company entered into a credit agreement with BCA with total facilities amounting to Rp6,000 billion. As of December 31, 2021, the unused facility for BCA amounted to Rp2,500 billion.

On November 8, 2021, the Company, GSD, Metra, and Mitratel entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp400 billion. As of December 31, 2021, the unused facility for MUFG Bank amounted to Rp79 billion.

On November 17, 2021, the Company entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp2,400 billion. As of December 31, 2021, all facilities had been used.

On November 22, 2021, the Company, PINS, and GSD entered into credit agreement amendments with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of December 31, 2021, the unused facility for Bank CIMB Niaga amounted to Rp796.6 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2021, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2021, the Group obtained waivers from lenders for the non-fulfillment financial ratios in Telkom Infra, Sigma and GSD. The waivers BNI, BCA, Bank DBS, HSBC, Bank Mandiri, and ICBC were received on November 29, 2021, December 16, 2021, December 15, 2021, December 22, 2021, December 30, 2021, and December 31, 2021.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

d.	Other borrowings

		Outstanding
Lenders	Currency	2021	2020
PT Sarana Multi Infrastruktur	Rp	2,609	3,652
Unamortized debt issuance cost		(4)	(7)
Total		2,605	3,645
Current maturities (Note 19b)		(1,041)	(1,040)
Long-term portion		1,564	2,605

Other significant information relating to other borrowing as of December 31, 2021 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	220	Semi-annually (2019 - 2023)	3 months JIBOR + 1.75%	None
March 29, 2019	The Company	Rp	2,836	700	Semi-annually (2020 - 2024)	3 bulan JIBOR + 1.75%	None
October 12, 2016	Mitratel	Rp	700	100	Semi-annually (2018 - 2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2019	Telkomsat	Rp	164	24	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None

Under the agreement, the Company, Mitratel, and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1, except Mitratel should not exceed 5:1.
(b)	Net debt to EBITDA ratio should not exceed 4:1, except Mitratel should not exceed 5:1.
(c)	Minimal debt service coverage at least 125%, except Mitratel is at least 100%.

As of December 31, 2021, the Company, Mitratel, and Telkomsat have complied with the above-mentioned ratios.

On November 14, 2018, the Company entered into a credit agreement with PT. Sarana Multi Infrastruktur with total facilities amounting to Rp1,000 billion. As of December 31, 2021 all facilities had been used.

On June 15, 2020, the Company, Telkomsat, and Telkom Infra entered into credit agreements amendments with PT Sarana Multi Infrastruktur with total facilities amounting to Rp2,836 billion, Rp164 billion, and RpNil, respectively. As of December 31, 2021, the unused facility for PT Sarana Multi Infrastruktur amounted to Rp106 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2021	2020
Non-controlling interests in net assets of subsidiaries:
Telkomsel	13,804	17,879
Mitratel	9,464	-
GSD	226	232
Metra	157	135
Others	102	116
Total	23,753	18,362

	2021	2020
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	9,155	8,771
Mitratel	64	-
GSD	(8)	(13)
Metra	(12)	(2)
Others	(11)	3
Total	9,188	8,759

Material partly-owned subsidiary

a.	Telkomsel

As of December 31, 2021 and 2020  the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of finansial position

	2021	2020
Current assets	12,288	19,488
Non-current assets	89,014	84,164
Current liabilities	(31,654)	(28,997)
Non-current liabilities	(30,205)	(23,568)
Total equity	39,443	51,087
Attributable to:
Equity holders of parent company	25,639	33,208
Non-controlling interest	13,804	17,879

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary (continued)

a.	Telkomsel (continued)

Summarized statements of profit or loss and other comprehensive income

	2021	2020
Revenues	87,506	87,103
Operating expenses	(52,437)	(55,894)
Other income (expense) – net	(1,932)	341
Profit before income tax	33,137	31,550
Income tax expense – net	(6,977)	(6,488)
Profit for year from continuing operations	26,160	25,062
Other comprehensive loss – net	(75)	(1,054)
Net comprehensive income for the year	26,085	24,008

Attributable to non-controlling interest	9,155	8,771
Dividend paid to non-controlling interest	13,204	7,725

Summarized statements of cash flows

	2021	2020
Operating activities	40,789	39,758
Investing activities	(12,943)	(10,923)
Financing activities	(34,239)	(28,277)
Net increase (decrease) in cash and cash equivalents	(6,393)	558

b.	Mitratel

On November 22, 2021, Mitratel  have been listed on the IDX so that there is a non-controlling interest in Mitratel. As of December 31, 2021, the non-controlling interest in Mitratel was 28.13% (Note 1d).

The summarized financial information of Mitratel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of finansial position

2021
Current assets	21,303
Non-current assets	36,426
Current liabilities	(6,476)
Non-current liabilities	(17,607)
Total equity	33,646
Attributable to:
Equity holders of parent company	24,182
Non-controlling interest	9,464

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary (continued)

b.	Mitratel (continued)

Summarized statements of profit or loss and other comprehensive income

2021
Revenues	6,869
Operating expenses	(4,129)
Other expense – net	17
Income before finance cost and tax	2,757
Finance cost and income	(838)
Income before final tax expense and income tax expense	1,919
Final tax expense	(308)
Profit before income tax	1,611
Income tax expense – net	(230)
Profit for year from continuing operations	1,381
Other comprehensive income - net	8
Net comprehensive income for the year	1,389

Attributable to non-controlling interest	64

Summarized statements of cash flows

2021
Operating activities	5,363
Investing activities	(12,597)
Financing activities	25,851
Net increase in cash and cash equivalents	18,617

22.CAPITAL STOCK

	2021
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,829,039,080	4.87	241
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	42,629,234,505	43.04	2,132
Total	99,062,216,600	100.00	4,953

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

22.CAPITAL STOCK (continued)

	2020
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,839,380,280	3.88	192
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Dian Rachmawan	120,222	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,618,813,083	44.03	2,181
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

23.	OTHER EQUITY

	2021	2020
Translation adjustment	611	583
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	3	5
Difference due to acquisition of non-controlling interests in
subsidiaries	8,358	(637)
Other equity components	37	37
Total	9,395	374

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

24.	REVENUES

The Group derives revenues in the following major product lines:

2021	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	14,664	-	-	73	-	14,737
Fixed lines	-	896	649	185	-	1,730
Total telephone revenues	14,664	896	649	258	-	16,467
Interconnection revenues	368	-	-	7,419	-	7,787
Data, internet, and information
technology service revenues
Cellular data and internet	64,500	-	-	-	-	64,500
Internet, data communication, and
information technology services	-	240	7,976	2,056	-	10,272
SMS	4,728	-	26	-	-	4,754
Others	-	-	1,596	922	180	2,698
Total data, internet, and information
technology service revenues	69,228	240	9,598	2,978	180	82,224
Network revenues	4	-	1,087	789	-	1,880
Indihome revenues	-	23,720	2,605	-	-	26,325
Other services
Manage service and terminal	-	-	2,047	1	-	2,048
Call center service	-	-	1,012	69	-	1,081
E-health	-	-	640	-	-	640
E-payment	3	-	459	-	25	487
Others	-	72	1,036	325	426	1,859
Total other services	3	72	5,194	395	451	6,115
Total revenues from
contract with customer	84,267	24,928	19,133	11,839	631	140,798
Revenues from lessor transactions	-	-	-	2,412	-	2,412
Total revenues	84,267	24,928	19,133	14,251	631	143,210
Adjustments and eliminations	-	2	8	4	(426)
Total external revenues as reported in
note operating segment	84,267	24,930	19,141	14,255	205

2020	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	19,427	-	-	83	-	19,510
Fixed lines	-	1,065	845	190	-	2,100
Total telephone revenues	19,427	1,065	845	273	-	21,610
Interconnection revenues	410	-	-	7,276	-	7,686
Data, internet, and information
technology service revenues
Cellular data and internet	59,502	-	-	-	-	59,502
Internet, data communication, and
information technology services	-	10	8,069	1,665	-	9,744
SMS	4,377	-	440	-	-	4,817
Others	-	42	939	632	140	1,753
Total data, internet, and information
technology service revenues	63,879	52	9,448	2,297	140	75,816
Network revenues	4	-	766	919	-	1,689
Indihome revenues	-	19,827	2,387	-	-	22,214
Other services
Manage service and terminal	-	-	1,291	1	-	1,292
Call center service	-	-	775	70	-	845
E-health	-	-	549	-	-	549
E-payment	-	-	475	-	24	499
Others	-	51	1,187	393	354	1,985
Total other services	-	51	4,277	464	378	5,170
Total revenues from
contract with customer	83,720	20,995	17,723	11,229	518	134,185
Revenues from lessor transactions	-	-	-	2,277	-	2,277
Total revenues	83,720	20,995	17,723	13,506	518	136,462
Adjustments and eliminations	-	(38)	6	(5)	(299)
Total external revenues as reported in
note operating segment	83,720	20,957	17,729	13,501	219

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

24.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as ofDecember 31, 2021 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2021, which management expect to be realised within one year is Rp7,849 billion, and more than one year is Rp5,365 billion.

The Group entered into non-cancelable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranteed on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the year ended December 31, 2021.

Refer to Note 33 for details of related parties transactions.

25.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2021	2020
Salaries and related benefits	8,661	8,272
Vacation pay, incentives, and other benefits	4,999	4,321
Periodic pension benefit cost (Note 31)	1,137	804
Net periodic post-employment health care
benefit cost (Note 31)	263	253
Obligation under the Labor Law (Note 31)	254	258
LSA expense (Note 32)	153	290
Other post-employment benefit cost (Note 31)	23	81
Long service employee benefit cost (Note 31)	3	53
Others	31	58
Total	15,524	14,390

Refer to Note 33 for details of related parties transactions.

26.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2021	2020
Operation and maintenance	21,467	19,930
Radio frequency usage charges (Note 36c.i)	6,097	5,930
Leased lines and CPE	5,003	3,371
Concession fees and USO charges (Note 36c.iii)	2,472	2,411
Electricity, gas, and water	898	946
Cost of SIM cards and vouchers (Note 7)	673	487
Project management	519	538
Insurance	432	378
Vehicles rental and supporting facilities	305	343
Cost of sales of peripherals (Note 7)	66	57
Others (each below Rp75 billion)	201	202
Total	38,133	34,593

Refer to Note 33 for details of related parties transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2021	2020
General expenses	2,043	1,805
Professional fees	789	981
Allowance for expected credit losses	477	2,267
Travelling	321	275
Training, education, and recruitment	284	308
Meeting	249	184
Social contribution	213	223
Collection expenses	212	193
Research and development	82	52
Others (each below Rp75 billion)	346	223
Total	5,016	6,511

Refer to Note 33 for details of related parties transactions.

28.TAXATION

a.Prepaid taxes

	2021	2020
The Company:
Income Tax
Corporate Income Tax	-	363
Article 22 – Withholding tax on goods delivery
and imports	-	2
Article 23 – Withholding tax on service delivery	81	124
VAT	601	787
Subsidiaries:
Income tax
Corporate Income Tax	-	420
Article 4 (2) – Final tax	5	6
Article 23 – Withholding tax on service delivery	19	-
VAT	2,039	2,255
Total prepaid taxes	2,745	3,957
Current portion	(2,144)	(3,170)
Non-current portion (Note 14)	601	787

b.Claims for tax refund

	2021	2020
The Company:
Corporate Income Tax	500	102
VAT	403	428
Subsidiaries:
Income Tax
Corporate Income Tax	662	933
Income tax article 23 – Withholding tax on
services delivery	17	17
VAT	596	756
Total claims for tax refund	2,178	2,236
Current portion	(690)	(854)
Non-current portion (Note 14)	1,488	1,382

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

c.	Taxes payable

	2021	2020
The Company:
Income taxes
Article 4 (2) – Final tax	53	53
Article 21 – Individual income tax	97	119
Article 22 – Withholding tax on goods delivery
and imports	8	5
Article 23 – Withholding tax on services	47	21
Article 25 – Installment of corporate income tax	211	-
Article 26 – Withholding tax on non-resident
income	3	7
Article 29 – Corporate income tax	455	814
VAT	505	-
VAT – Tax collector	409	490
	1,788	1,509
Subsidiaries:
Income taxes
Article 4 (2) – Final tax	215	136
Article 21 – Individual income tax	151	176
Article 22 – Withholding tax on goods delivery
and imports	3	4
Article 23 – Withholding tax on services	65	55
Article 25 – Installment of corporate income tax	23	3
Article 26 – Withholding tax on non-resident
income	14	7
Article 29 – Corporate income tax	919	474
VAT	745	349
	2,135	1,204
Total taxes payable	3,923	2,713

d.	The components of consolidated income tax expense (benefit) are as follows:

	2021	2020
Current
The Company	2,236	1,976
Subsidiaries	7,320	7,822
	9,556	9,798
Deferred
The Company	(614)	10
Subsidiaries	788	(596)
	174	(586)
Net income tax expense	9,730	9,212

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

d.The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Profit before income tax consolidation	43,678	38,775
Add back consolidation eliminations	33,098	25,861
Consolidated profit before income tax and eliminations	76,776	64,636
Less: profit before income tax of the subsidiaries	(46,954)	(40,285)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	29,822	24,351
Less: income subject to final tax	(1,144)	(395)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	28,678	23,956
Temporary differences:
Allowance for expected credit losses	(84)	916
Provision for employee benefits	586	314
Land rights, intangible assets, and other	(8)	29
Deferred installation fee	273	234
Difference between book value of accounting
and tax bases of property and equipment	696	(576)
Net periodic pension and other post-employment
benefits costs	91	(110)
Accrued expenses and provision for Inventory
obsolescence	(19)	27
Leases	7	6
Contract cost	132	155
Net temporary differences	1,674	995
Permanent differences:
Net periodic post-retirement health care benefit costs	263	253
Employee benefits	163	145
Donations	228	204
Expense related to income subject to final tax	148	125
Equity in net income of associates and subsidiaries	(19,731)	(15,432)
Other (income) expense from tax assessment result	32	(157)
Others	138	51
Net permanent differences	(18,759)	(14,811)
Taxable income of the Company	11,593	10,140
Current corporate income tax expense	2,202	1,927
Final income tax expense	34	48
Current income tax expense on tax assessment	-	1
Total current income tax expense of the Company	2,236	1,976
Current income tax expense of the subsidiaries	7,320	7,822
Total current income tax expense	9,556	9,798

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

d. The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2021	2020
Profit before income tax consolidation	43,678	38,775
(Less): consolidated income subject to final tax – net	(2,383)	(1,675)
	41,295	37,100
Income tax expense calculated at the Company’s
applicable statutory tax rate	7,846	7,049
Difference in applicable statutory tax rate for
subsidiaries	1,068	906
Non-deductible expenses	71	473
Final income tax expense	36	51
Changes of tax rates	(233)	210
Unrecognized deferred tax	18	201
Others	924	322
Net income tax expense	9,730	9,212

In March 2020, the Government issued Government Regulation in lieu of Law No.1/2020 concerning State Financial Policy and Financial System Stability for Handling Corona Virus Disease 2019 (COVID-19) and / or in the Context of Facing Threats that Harm National Economy and / or Financial System Stability, which has been stipulated into Law No.2/2020, governing the adjustments to the tax rates of domestic corporate taxpayers and permanent establishments, to 22% for fiscal years 2020 and 2021, and 20% for fiscal years 2022. Furthermore, the Government issues Government Regulations (“PP”) No. 30/2020 concerning Reduction of Income Tax Rates for Domestic Taxpayers in the form of a Public Company, which regulates the tax rate of 3% lower for domestic taxpayers in the form of publicly listed companies whose shares are listed and traded on the IDX with a minimum of 40% of the total all shares issued by the company and such shares are owned by at least 300 shareholders, where the ownership of each may not exceed 5%. These requirements must be fulfilled by companies that listed their shares on the stock exchange in a minimum of 183 calendar days within one fiscal year, and the fulfillment of the requirements referred to is carried out by the Public Company Taxpayer by submitting a report to the Directorate General of Taxes. The Company has met all of the required criteria; therefore, for the purpose of calculating current income tax expense and liabilities for the years ended December 31, 2021 and 2020, the Company has reduced the applicable tax rate by 3%.

In October 2021, the Government issued Law No. 7/2021 concerning Harmonization of Tax Regulations. In paragraph (1) letter b Article 17 Chapter III Income Tax Law no. 7/2021 stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 tax year, and for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the years ended December 31, 2021 and 2020. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2021 and 2020.

The Company will submit the above taxable income and current income tax expense computation in its income tax return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2021 that will be reported to the tax office based on prevailing regulations.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

e.Tax assessment

i.	The Company

Income tax and VAT fiscal year 2012

On November 3, 2016, the Company received an underpaid tax assessment letter (“SKPKBs”) for all taxes for fiscal year 2012 amounting to Rp1,820.3 billion (including penalty of Rp592.4 billion) and STP for VAT amounting to Rp37.5 billion. The Company has agreed to the recalculation of VAT amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On November 16, 2016, the Company filed an objection regarding to the remaining assessments. During 2017, the Company received decision letters on objections from the Tax Authorities. On Finansial 17 and 26, 2018, the Company filed an appeal.

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s appeal. Thus, the amount should be paid by Company for withholding tax article 21, 23, 26, 4(2), corporate income tax and VAT amounting to Rp82.9 billion (including penalty of Rp27 billion). The Company has received appeal decision and agreed to pay underpayment of withholding tax, corporate income tax and VAT.

On July 6, 2020, the Company received a notification from Tax Court that Tax Authorities filed a judicial review for all Tax Court Decisions. On July 30, 2020, in response to the judicial review from Tax Authorities, the Company filed a contra memorandum for all 2012 decisions to Supreme Court (“SC”).

As of the date of approval and authorization for the issuance of these consolidated finansial statements, SC announced rejection for judicial review. Accordingly, from all judicial review cases at the SC for all types of 2012 Taxes, the Company has received all final and binding decisions from the SC.

Income tax and VAT fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless

(Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016.

The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

e.	Tax assessment (continued)

i.	The Company (continued)

Income tax and VAT fiscal year 2015 (continued)

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities has decreased the Company’s underpayment and granted all the Company’s objection. The Company has agreed with the Tax Authorities decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and has been charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax  refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities judicial review. As of the date of approval and authorization for the issuance of these consolidated finana cial statements, the Company did not received verdict from the SC.In accordance with taxation law, for all withholding income tax and VAT except corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

Income tax and VAT fiscal year 2018

On December 16, 2020, the Company received SKP and STP as result of tax audit 2018. DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion, underpayment of VAT WAPU amounting to Rp15.17 billion. The corrections that have been approved have been charged to the 2020 profit or loss income statement.

The company did not approve the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat. In March 2021, the Company has submitted a tax objection letter to the Tax Authority for the correction of the tax examiner. As of the date of approval and authorization for issuance of these financial statements, the Company has not yet received the result of the appeal decision.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

e.	Tax assessment (continued)

(ii)Telkomsel

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion.

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. In August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion.

On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has not yet received the result of the appeal decision.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount. For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

On July 13, 2020, Telkomsel received objection decision letter from Tax Authorities that rejected all Company’s objection.

On September 28, 2020, the Company filed an appeal to the Tax Court for the 2015 CIT, WHT, and VAT. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has not yet received the result of the appeal decision.

Income tax and VAT fiscal year 2018

On February 20, 2020, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2018. As of the date of approval and authorization for issuance of these financial statements, the tax audit still in process.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.	Deferred tax assets and liabilities

The details of the Group’s deferred tax assets and liabilities are as follows:

				Credited to
			(Charged)	other	Charged to	Acquisition/
	December 31,		credited to profit	comprehensive	equity and	business	December 31,
	2020	Rate changes	or loss	income	reclassification	combination	2021
The Company
Deferred tax assets:
Allowance for expected credit losses	824	87	(16)	-	-	-	895
Net periodic pension and other
post-employment benefit costs	1,204	117	17	(228)	-	-	1,110
Difference between accounting and tax
bases of property and equipment	414	(32)	249	-	-	-	631
Provision for employee benefits	277	-	111	-	-	-	388
Deferred installation fee	119	12	52	-	-	-	183
Land rights, intangible assets and others	23	-	(1)	-	-	-	22
Accrued expenses and provision for
inventory obsolescence	72	4	(4)	-	-	-	72
Total deferred tax assets	2,933	188	408	(228)	-	-	3,301
Deferred tax liabilities:
Leases	(3)	-	1	-	-	-	(2)
Capitalization of contract cost	(90)	(8)	25	-	-	-	(73)
Total deferred tax liabilities	(93)	(8)	26	-	-	-	(75)

Telkomsel
Deferred tax assets:
Provision for employee benefits	1,079	59	69	21	-	-	1,228
Allowance for expected credit losses	282	14	(117)	-	-	-	179
Leases	575	61	39	-	-	-	675
Total deferred tax assets	1,936	134	(9)	21	-	-	2,082
Deferred tax liabilities:
Fair value measurement of financial
instruments	-	-	(549)	-	-	-	(549)
Difference between accounting and tax
bases of property and equipment	(1,523)	(137)	37	-	-	-	(1,623)
License amortization	(124)	(11)	(17)	-	-	-	(152)
Other financial instruments	(69)	-	(23)	-	-	-	(92)
Total deferred tax liabilities	(1,716)	(148)	(552)	-	-	-	(2,416)

Deferred tax assets of the Company – net	2,840	180	434	(228)	-	-	3,226
Deferred tax assets of the other
subsidiaries – net	518	64	16	-	-	-	598
Deferred tax (liabilities) assets of
Telkomsel – net	220	(14)	(561)	21	-	-	(334)
Deferred tax liabilities of the other
subsidiaries – net	(561)	4	(297)	(6)	(3)	39	(824)
Total deferred tax asset – net	3,578						3,824
Total deferred tax liabilities – net	(561)						(1,158)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.	Deferred tax assets and liabilities (continued)

The details of the Group’s deferred tax assets and liabilities are as follows (continued):

		Effect of adoption			Credited to
		of new		(Charged)	other	Charged to
	December 31,	accounting	Changes of	credited to profit	comprehensive	equity and	December 31,
	2019	standards	tax rates	or loss	income	reclassification	2020
The Company
Deferred tax assets:
Allowance for expected credit losses	760	16	(126)	174	-	-	824
Net periodic pension and other
post-employment benefit costs	837	-	(158)	(21)	546	-	1,204
Difference between accounting and tax
bases of property and equipment	427	-	32	(45)	-	-	414
Provision for employee benefits	230	-	(12)	59	-	-	277
Deferred installation fee	92	-	(17)	44			119
Land rights, intangible assets and others	19	-	(1)	5	-	-	23
Accrued expenses and provision for
inventory obsolescence	75	-	(8)	5	-	-	72
Total deferred tax assets	2,440	16	(290)	221	546	-	2,933
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	1	10	-	-	-
Leases	(5)	-	1	1	-	-	(3)
Capitalization of contract cost	-	(135)	15	30	-	-	(90)
Total deferred tax liabilities	(16)	(135)	17	41	-	-	(93)

Telkomsel
Deferred tax assets:
Provision for employee benefits	865	-	(186)	102	298	-	1,079
Allowance for expected credit losses	259	44	(59)	38	-	-	282
Contract liabilities	-	9	(1)	(8)	-	-	-
Other financial instruments	-	191	(109)	493	-	-	575
Total deferred tax assets	1,124	244	(355)	625	298	-	1,936
Deferred tax liabilities:
Leases	(1,099)	1,100	-	-	-	-	1
Difference between accounting and tax
bases of property and equipment	(557)	(1,290)	446	(122)	-	-	(1,523)
License amortization	(151)	-	31	(4)	-	-	(124)
Contract cost	-	(27)	3	24	-	-	-
Other financial instruments	-	(5)	-	(65)	-	-	(70)
Total deferred tax liabilities	(1,807)	(222)	480	(167)	-	-	(1,716)

Deferred tax assets of the Company – net	2,424	(119)	(273)	262	546	-	2,840
Deferred tax (liabilities) assets of
Telkomsel – net	(683)	22	125	458	298	-	220
Deferred tax assets of the other
subsidiaries – net	474	(2)	(57)	102	4	(3)	518
Deferred tax liabilities of the other
subsidiaries – net	(547)	7	(6)	(26)	11	-	(561)
Total deferred tax asset – net	2,215						3,578
Total deferred tax liabilities – net	(547)						(561)

As of December 31, 2021 and 2020, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognised were Rp25,810 billion and Rp32,550 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation Finansial. 77/2013 and the latest by Government Regulation Finansial. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. Furthermore, the company is also entitled to an incentive tax rate reduce by 3% because it meets the requirements in accordance with PP No.30 / 2020. On the basis of  historical data, for the years ended December 31, 2021 and 2020, the Company calculates the deferred tax using the tax rate of 19%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

g.	Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the Directorate General of Taxes (”DGT”) may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK Finansial. 136 – PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises (“SOEs”) to withhold, deposit and report VAT and Sales Tax on Luxury Goods (“PPnBM”) according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK Finansial. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree Finansial.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No. 39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 6, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

During the COVID-19 pandemic, the Government has updated its regulations governing tax incentives. In July 2020, the Minister of Finance of the Republic of Indonesia issued Regulation of the Minister of Finance No. 86 / PMK.03 / 2020 (“PMK-86/2020”) dated 16 July 2020 concerning Tax Incentives for Taxpayers Affected by the Corona Virus Disease 2019 Pandemic. In PMK-86/2020, the Government expanded the Mandatory Business Field Code (“KLU”) of Taxpayers who are entitled to take advantage of tax incentives and extend the incentive period until December 2020. Based on the list of KLU in the attachment PMK-86/2020, the Company KLU is included as the recipient of the incentive withholding tax article 21 for Government Borne employees (“DTP”).

In January 2021, the Government issued Minister of Finance Regulation No.8/PMK.03/2021 concerning Procedures for Collecting, Depositing, and Reporting VAT or PPnBM by SOEs and Certain Companies Directly Owned by SOEs as VAT Collectors. Based on PMK-8/2021, the Government stipulates that in the event of the submission of BKP and/or JKP by a VAT collector to a VAT collector who is a SOEs or certain company that is directly owned by a SOEs, the VAT or VAT and PPnBM owed are collected, deposited, and reported by the VAT collector who submits the BKP and/or JKP. The company has adjusted the tax invoice issuance system and accounting treatment as an implementation of the provisions stipulated in PMK-8/2021.

In February 2021, the Government issued Minister of Finance Regulation No.9/PMK.03/2021 (“PMK-9/2021”). Based on PMK-9/2021, the Government extends the incentive period until June 2021. In July 2021, the Government re-issued the Minister of Finance Regulation No.82/PMK.03/2021 (“PMK-82/2021”) concerning Amendments to PMK No.9/PMK.03/2021. Based on PMK-82/2021, the Government has extended the incentive period until December 2021 for withholding tax article 21 DTP for Employees, Final Income Tax DTP for MSMEs, Final PPh DTP on Construction Services, reduction in the amount of Income Tax article 25 installments and a preliminary refund for VAT overpayments, and extend the incentive period until December 31, 2021 for exemption from collection of withholding tax article 22 Imports, limited to taxpayers who have KLU in accordance with the attachment of PMK-82/2021. Based on the list of KLUs in the attachment of PMK-82/2021, the Company's KLUs are still IIed as recipients of incentives for withholding tax article 21 DTP for Employees.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

g.	Administration (continued)

In October 2021, the Government issued Minister of Finance Regulation No.149/PMK.03/2021 (“PMK-149/2021”) concerning the Second Amendment to PMK No.9/PMK.02/2021 which added to the list of KLU recipients of incentives and provide an extension of the submission period for the correction of the incentive realization report.

Thus, until tax period December 2021, employees are still entitled to take advantage of withholding tax article 21 DTP who meet the terms and conditions as stipulated in PMK-86/2020 as amended lastly with PMK-149/2021.

29.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the years attributable to owners of the parent company amounting to Rp24,760 billion and Rp20,804 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the years ended December 31, 2021 and 2020, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp249.94 and Rp210.01 (in full amount) for the years ended December 31, 2021 and 2020, respectively.

The Company does not have potentially dilutive financial investments for the years ended December 31, 2021 and 2020.

30.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 31 dated June 19, 2020 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2019 amounting to Rp11,197 billion (Rp113.04 per share) and Rp4,065 billion (Rp41.03 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 37 dated May 28, 2021 of Utiek R. Abdurachman, S.H., Mli., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2020 amounting to Rp12,482 billion (Rp126.01 per share) and Rp4,161 billion (Rp42.00 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December 31, 2021 and December 31, 2020 amounting to Rp15,337 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	2021	2020
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company – funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	4,891	5,557
The Company – unfunded	31a.i.b	613	962
Telkomsel	31a.ii	4,188	3,852
Others		3	1
Projected pension benefit obligations		9,695	10,372
Net periodic post-employment health care
benefit	31b	638	1,407
Other post-employment benefit	31c	300	367
Long service employee benefit	31d	4	53
Obligation under the Labor Law	31e	926	777
Total		11,563	12,976

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2021	2020
Pension benefit cost
The Company – funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	732	545
Additional pension benefit obligation	31a.i.a.ii	0	0
The Company – unfunded	31a.i.b	74	117
Telkomsel	31a.ii	331	142
Others		0	0
Total periodic pension benefit cost	25	1,137	804
Net periodic post-employment health care
benefit cost	25,31b	263	253
Other post-employment benefit cost	25,31c	23	81
Long service employee benefit cost	25,31d	3	53
Obligation under the Labor Law	25,31e	254	258
Total		1,680	1,449

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows (continued):

The amounts recognized in OCI are as follows:

	Notes	2021	2020
Defined benefit plan actuarial gain (losses)
The Company – funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	1,123	(2,942)
Additional pension benefit obligation	31a.i.a.ii	0	0
The Company – unfunded	31a.i.b	82	89
Telkomsel	31a.ii	(110)	(1,554)
Others		(3)	0
Post-employment health care benefit cost	31b	1,032	(158)
Other post-employment benefit	31c	2	(15)
Obligation under the Labor Law	31e	42	125
Sub-total		2,168	(4,455)
Deferred tax effect at the applicable tax rates	28f	(213)	859
Defined benefit plan acturial gain (losses) -
net of tax		1,955	(3,596)

a.	Pension benefit cost

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp226 billion and Rp205 billion, for the years ended December 31, 2021 and 2020, respectively.

Risks exposed to defined benefit programs are risks such as finansial volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of finansial-liability matching (“ALM”) that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company’s objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment’s poor performance will not have a material impact on all finansial groups.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2021 and 2020, under the defined benefit pension plan:

	2021	2020
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	25,103	22,061
Charged to profit or loss:
Service costs	269	260
Interest costs	1,577	1,544
Pension plan participants’ contributions	21	27
Actuarial (gain) losses recognized in OCI	(1,462)	2,741
Pension benefits paid	(1,670)	(1,530)
Additional welfare benefits	80	80
Benefits paid by employer	(80)	(80)
Projected pension benefit obligations at
end of year	23,838	25,103

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,546	19,723
Interest income	1,223	1,383
Return on plan assets (excluding amount
included in net interest expense)	(339)	(201)
Employer’s contributions	226	205
Pension plan participants’ contributions	21	27
Pension benefits paid	(1,670)	(1,530)
Plan administration cost	(60)	(61)
Fair value of pension plan assets at
end of year	18,947	19,546
Projected pension benefit obligations at
end of year	4,891	5,557

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

As of December 31, 2021 and 2020, plan assets consist of:

	2021		2020
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	762	-	426	-
Equity instruments:
Financials	1,571	-	1,555	-
Consumer non-cyclicals	558	-	814	-
Basic material	300	-	307	-
Infrastructures	838	-	646	-
Energy	118	-	145	-
Technology	43	-	-	-
Industrials	421	-	462	-
Consumer cyclicals	112	-	120	-
Properties and real estate	143	-	122	-
Healthcare	202	-	194	-
Transportation and logistic	16	-	2	-
Equity-based mutual fund	321	-	678	-
Fixed income instruments:
Corporate bonds	-	4,558	-	6,208
Government bonds	7,736	-	6,821	-
Mutual funds	161	-	181	-
Non-public equity:
Direct placement	-	355	-	342
Property	-	186	-	185
Others	-	545	-	338
Total	13,302	5,644	12,473	7,073

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX – IC)

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp409 billion and Rp338 billion, representing 2.16% and 1.73% of total plan assets as of December 31, 2021 and 2020, respectively, and bonds issued by the Company with fair value totalling to Rp356 billion and Rp352 billion representing 1.88% and 1.80% of total plan assets as of December 31, 2021 and 2020, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp822 billion and Rp1,121 billion for the years ended December 31, 2021 and 2020, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2021, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2021.

In 2020 and 2021, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp80 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The movement at the projected pension benefit obligations for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	5,557	2,338
Net periodic pension benefit cost	763	562
Employer’s contribution	(226)	(205)
Actuarial (gain) losses recognized in OCI	(1,462)	2,741
Return on plan assets (excluding amount
included in net interest expense)	339	201
Benefits paid by employer	(80)	(80)
Projected pension benefit obligations at
end of year	4,891	5,557

The components of net periodic pension benefit cost for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Service costs	269	260
Plan administration cost	60	61
Net interest cost	354	161
Additional welfare benefits	80	80
Net periodic pension benefit cost	763	562
Amount charged to subsidiaries under
contractual agreements	(31)	(17)
Net periodic pension benefit cost less
cost charged to subsidiaries	732	545

Amounts recognized in OCI for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Actuarial gain (losses) recognized during
the year due to:
Experience adjustments	(340)	356
Changes in financial assumptions	(1,122)	2,190
Changes in demographic assumptions	-	195
Return on plan assets (excluding amount
included in net interest expense)	339	201
Net	(1,123)	2,942

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Discount rate	7.00%	6.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)Additional pension benefit obligation

Based on the Company’s policy issued on Finansial 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

Program assets for Additional Benefit have been set aside since 2018 according to the Oversight Board’s approval. As of December 31, 2021, the additional benefits liabilities have been fully paid to the pension beneficiaries and no additional obligation was set aside due to the requirement for recognition of the additional benefits as mentioned above have not been met.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp44 billion and Rp41 billion, for the years ended December 31, 2021 and 2020, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

(b)	Unfunded pension plan (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2021 and 2020:

	2021	2020
Unfunded projected pension benefit
obligations at beginning of year	962	1,479
Charged to profit or loss:
Service costs	25	28
Net Interest costs	49	89
Actuarial gain recognized in OCI	(82)	(89)
Benefits paid by employer	(341)	(545)
Unfunded projected pension benefit
obligations at end of year	613	962

The components of total periodic pension benefit cost for the years ended December 31, 2021 and 2020 are as follow :

	2021	2020
Service costs	25	28
Net interest costs	49	89
Total periodic pension benefit cost	74	117

Amounts recognized in OCI for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Actuarial gain recognized during
the year due to:
Experience adjustments	(68)	(32)
Changes in demographic assumptions	-	(99)
Changes in financial assumptions	(14)	42
Net	(82)	(89)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Discount rate	5.75%-7.00%	5.25%-6.50%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2019

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

In 2020, due to financial condition of Jiwasraya that impacted its ability to fulfill its liabilities to Telkomsel, Jiwasraya proposed to restructure Telkomsel’s pension plan program by transferring 95% of the Cash Value (“CV”) the new financial institution (“IFG Life”) established by the government.

This led Telkomsel to change the recognition of plan assets, which previously equal to a guaranteed amount to only 95% of the CV, hence the difference was not recovered and led to a decline in plan asset in December 31, 2020.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the CV at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% haircut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by IFG Life when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. On December 31, 2021, the CV of active participant amounting to Rp832 billion.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2021 and 2020, under Telkomsel’s defined benefit pension plan:

	2021	2020
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	4,651	3,738
Charged to profit or loss:
Service costs	310	245
Net interest costs	299	278
Actuarial losses recognized in OCI	91	1,585
Benefit paid	(105)	(50)
Past service cost – plan amendments	(440)	(1,145)
Past service cost – curtailment effect	214	-
Projected pension benefit obligation at
end of year	5,020	4,651

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel (continued)

	2021	2020
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	799	1,529
Interest income	52	104
Return on plan assets (excluding amount
included in net interest expense)	(19)	31
Employer’s contributions	-	53
Benefit paid	-	(50)
Settlement loss	-	(868)
Fair value of pension plan assets at
end of year	832	799
Pension benefit obligation at
end of year	4,188	3,852

Movements of the pension benefit obligation for the years ended December 31, 2021 and 2020:

	2021	2020
Pension benefit obligation at beginning of year	3,852	2,209
Periodic pension benefit cost	331	142
Actuarial losses recognized in OCI	91	1,585
Return on plan assets (excluding amount included in
net interest expense)	19	(31)
Employer’s contributions	-	(53)
Benefit paid	(105)	-
Pension benefit obligation at end of year	4,188	3,852

The components of the periodic pension benefit cost for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Service costs	84	(33)
Net interest costs	247	175
Total periodic pension benefit cost	331	142

Amounts recognized in OCI for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Actuarial losses recognized during
the year due to:
Experience adjustments	324	190
Changes in financial assumptions	(233)	1,082
Changes in demographic assumptions	-	313
Return on plan assets (excluding amount
included in net interest expense)	19	(31)
Net	110	1,554

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

ii.	Telkomsel (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and March 3, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2021 and 2020, are as follow:

	2021	2020
Discount rate	7.00%	6.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to Finansial 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2021 and 2020.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of finansial position as of December 31, 2021 and 2020:

	2021	2020
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	14,443	13,823
Charged to profit or loss:
Interest costs	955	1,083
Actuarial (gain) losses recognized in OCI	(1,394)	96
Post-employment health care benefits paid	(588)	(559)
Projected post-employment health care benefit
obligation at end of year	13,416	14,443
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	13,036	12,827
Interest income	860	1,004
Return on plan assets (excluding amount included in
net interest expense)	(362)	(62)
Post-employment health care benefits paid	(588)	(559)
Plan administration cost	(168)	(174)
Fair value of plan assets at end of year	12,778	13,036
Projected for post-employment health care benefit
obligation at end of year	638	1,407

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

As of December 31, 2021 and 2020, plan assets consists of:

	2021		2020
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	527	-	745	-
Equity instruments:
Financials	1,254	-	1,191	-
Consumer non-cyclicals	100	-	113	-
Basic material	256	-	212	-
Infrastructures	574	-	458	-
Energi	171	-	110	-
Technology	24	-	-	-
Industrials	274	-	299	-
Consumer cyclicals	483	-	522	-
Properties and real estate	93	-	83	-
Healthcare	232	-	222	-
Transportation and logistic	5	-	1	-
Equity-based mutual funds	569	-	519	-
Fixed income instruments:
Fixed income mutual funds	7,858	-	8,239	-
Unlisted shares:
Private placement	-	358	-	322
Total	12,420	358	12,714	322

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX – IC)

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp229 billion and Rp246 billion, representing 1.79% and 1.88% of total plan assets as of December 31, 2021 and 2020, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp329 billion and Rp768 billion for the years ended December 31, 2021 and 2020, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Projected post-employment health care benefit
obligation at beginning of year	1,407	996
Net periodic post-employment health care benefit costs	263	253
Actuarial (gain) losses recognized in OCI	(1,394)	96
Return on plan assets (excluding amount included in
net interest expense)	362	62
Projected post-employment health care benefit
obligation at end of year	638	1,407

The components of net periodic post-employment health care benefit cost the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Plan administration costs	168	174
Net interest costs	95	79
Net periodic post-employment health care benefit cost	263	253

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Amounts recognized in OCI for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Actuarial (gain) losses recognized during
the year due to:
Experience adjustments	(105)	(1,680)
Changes in financial assumptions	(1,289)	1,800
Changes in demographic assumptions	-	(24)
Return on plan assets (excluding amount
included in net interest expense)	362	62
Net	(1,032)	158

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2021 and 2020 are as follow:

	2021	2020
Discount rate	7.50%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2021	2020
Indonesian mortality table	2019	2019

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The movement of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Projected other post-employment
benefit obligations at beginning of year	367	366
Charged to profit or loss:
Service costs	7	4
Net interest costs	16	19
Past service costs	-	58
Actuarial gain (losses) recognized in OCI	(2)	15
Benefits paid by employer	(88)	(95)
Projected other post-employment benefits
obligations at end of year	300	367

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost (continued)

The components of the projected other post-employment benefit cost for the years ended Deecmber 31, 2021 and 2020 are as follow :

	2021	2020
Current service costs	7	4
Net interest costs	16	19
Past service costs	-	58
Projected other post-employment benefit cost	23	81

Amounts recognized in OCI for the years ended December 31, 2021 and 2020 are as follow:

	2021	2020
Actuarial (gain) losses recognized during
the year due to:
Experience adjusments	13	(18)
Changes in demographic assumptions	-	16
Changes in financial assumptions	(15)	17
Total	(2)	15

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2021 and 2020, are as follow:

	2021	2020
Discount rate	6.25%	5.00%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2021 and 2020 amounted to Rp4 billion and Rp53 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp3 billion and Rp53 billion for the years ended December 31, 2021 and 2020, respectively.

e.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2021 and 2020 amounted to Rp926 billion and Rp777 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp254 billion and Rp258 billion for the years ended December 31, 2021 and 2020, respectively (Note 25). The actuarial gain in OCI amounted to Rp42 billion and Rp125 billion for the years ended December 31, 2021 and 2020, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2021 and 2020 are as follow:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

2021
Within next 10 years	20,809	-	691	4,224	5,959	357
Within 10-20 years	23,096	-	92	10,849	6,697	121
Within 20-30 years	21,308	-	85	8,385	5,117	92
Within 30-40 years	16,537	-	17	901	2,025	5
Within 40-50 years	3,965	-	-	-	259	-
Within 50-60 years	2,803	-	-	-	1	-
Within 60-70 years	16	-	-	-	-	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.50 years	10.50 years	5.75 years	10.30 years	14.13 years	4.88 years

2020
Within next 10 years	18,913	-	1,061	3,795	5,649	417
Within 10-20 years	21,775	-	94	10,620	6,778	102
Within 20-30 years	19,869	-	77	8,203	5,575	78
Within 30-40 years	14,599	-	20	1,035	2,479	4
Within 40-50 years	3,278	-	-	-	398	-
Within 50-60 years	378	-	-	-	6	-
Within 60-70 years	23	-	-	-	-	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.48 years	10.48 years	5.76 years	11.00 years	15.14 years	7.21 years

g.	Sensitivity Analysis

As of December 31, 2021 and 2020, 1% change in discount rate and rate of compensation would have effect on DBO, as follow:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2021
Funded:
Defined pension benefit obligation	(2,040)	2,419	1,571	(1,439)
Unfunded	(27)	30	33	(30)
Telkomsel	(434)	465	455	(429)
Post-employment health care benefits	(1,605)	1,964	1,985	(1,686)
Other post-employment benefits	(13)	14	-	-

2020
Funded:
Defined pension benefit obligation	(2,305)	2,754	1,733	(1,547)
Unfunded	(36)	28	30	(39)
Telkomsel	(471)	507	494	(463)
Post-employment health care benefits	(1,807)	2,339	2,248	(1,844)
Other post-employment benefits	(15)	17	-	-

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis (continued)

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are finansial changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period

32.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Finansial method amounted to Rp1,206 billion and Rp1,254 billion as of December 31, 2021 and 2020, respectively. The related benefit costs charged to expense amounted Rp153 billion and Rp290 billion for years ended December 31, 2021 and 2020, respectively (Note 25).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Pegadaian (Persero) (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (Persero) (“Kimia Farma“)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Garuda Indonesia (Persero) (“Garuda Indonesia“)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
Perum Peruri (“Peruri”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perkebunan Nusantara III (Persero) (“PTPN III”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kereta Api Indonesia (Persero) (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
FINANSIAL Asuransi Jasa Finansial (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT Industri Telekomunikasi Indonesia (Persero) (“INTI”)	Entity under common control	Purchase of property and equipments
PT Pembangunan Perumahan (Persero) (“Pembangunan Perumahan”)	Entity under common control	Purchase of property and equipments
Bahana TCW	Entity under common control	Mutual funds
FINANSIAL Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Digital Aplikasi Solusi (“Digiserve”), previously Teltranet (Note 1d)*	Associated company	CPE expense and telecommunication system service
Indonusa	Associated company	Paid TV expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Finarya	Associated company	Marketing expenses
Yakes Telkom	Other related entity	Medical expenses

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Related parties	Nature of relationships parties	Nature of accounts/transactions
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

*Digiserve status which is accounted as associated company from January to August 2021, and starting from September 2021, has ceased to be associated company and becomes subsidiary with indirect ownership.

The outstanding balances of trade receivables and payables at year-end are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2021 the Group recorded impairment loss from trade receivables of related party amounted to Rp82 billion. Impairment assessment is undertaken each financial year by examining the current status of existing receivables and historical collection experience.

b.	Significant transactions with related parties

	2021		2020
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	212	0.15	184	0.13
Entities under common control
Indosat	1,056	0.74	1,034	0.76
Pertamina	631	0.44	406	0.30
BNI	404	0.28	547	0.40
BRI	341	0.24	580	0.43
Bank Mandiri	212	0.15	191	0.14
PLN	153	0.11	107	0.08
Pegadaian	148	0.10	178	0.13
Peruri	136	0.09	41	0.03
Kimia Farma	120	0.08	122	0.09
BTN	110	0.08	162	0.12
PTPN III	99	0.07	73	0.05
KAI	84	0.06	92	0.07
Garuda Indonesia	79	0.06	115	0.08
Others (each below Rp75 billion)	619	0.43	879	0.64
Sub-total	4,192	2.93	4,527	3.32
Other related entities	33	0.02	160	0.12
Associated companies	16	0.01	47	0.03
Total	4,453	3.11	4,918	3.60

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2021		2020
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,349	2.37	2,859	3.07
Indosat	467	0.47	563	0.60
Jasindo	385	0.39	255	0.27
INTI	81	0.08	50	0.05
Others (each below Rp75 billion)	127	0.13	141	0.15
Sub-total	3,409	3.44	3,868	4.14
Other related entitas
Padi UMKM	269	0.27	-	-
Yakes Telkom	115	0.12	125	0.13
Others (each below Rp75 billion)	-	-	10	0.01
Sub-total	384	0.39	135	0.14
Associated companies
Indonusa	210	0.21	432	0.46
Teltranet	134	0.13	122	0.13
Finarya	125	0.13	198	0.21
Others (each below Rp75 billion)	-	-	54	0.06
Sub-total	469	0.47	806	0.86
Total	4,262	4.30	4,809	5.14

	2021		2020
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	348	62.37	564	70.59
Total	348	62.37	564	70.59

	2021		2020
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	17	0.39	25	0.55
Entities under common control
State-owned banks	1,247	28.57	1,163	25.73
Sarana Multi Infrastruktur	192	4.40	313	6.92
Total	1,456	33.36	1,501	33.20

	2021		2020
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments
Entities under common control
Pembangunan Perumahan	309	1.02	-	-
INTI	104	0.34	57	0.19
Total	413	1.36	57	0.19

	2021		2020
		% of total		% of total
	Amount	revenues	Amount	revenues
Distribution of SIM
card and voucher
Associated companies
Tiphone	959	0.67	1,766	1.29
Total	959	0.67	1,766	1.29

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties

	2021		2020
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	29,896	10.79	14,745	5.97
Other current financial
asset (Note 4)	329	0.12	1,108	0.45
Trade receivables – net
(Note 5)	961	0.35	1,644	0.67

Contract assets
Majority stockholder
Government	7	0.00	49	0.02
Entities under common control
Taspen	167	0.06	165	0.07
Others (each below Rp75 billion)	207	0.07	376	0.15
Sub-total	374	0.13	541	0.22
Associated companies	1	0.00	1	0.00
Other related entities	-	-	2	0.00
Total	382	0.13	593	0.24

Other current asset	49	0.02	159	0.06
Other non-current asset	25	0.01	19	0.01

	2021		2020
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	8	0.01	1	0.00
Entities under common control
State-owned enterprises	317	0.24	337	0.27
Indosat	144	0.11	31	0.02
Others	23	0.02	17	0.01
Sub-total	484	0.37	385	0.30
Other related entities	5	0.00	542	0.43
Total	497	0.38	928	0.73

Accrued expenses
Majority stockholder
Government	3	0.00	4	0.00
Entities under common control
State-owned enterprises	81	0.06	98	0.08
State-owned banks	40	0.03	40	0.03
Others	7	0.01	6	0.00
Sub-total	128	0.10	144	0.11
Total	131	0.10	148	0.11

Contract liabilities
Majority stockholder
Government	19	0.01	97	0.08
Entities under common control
State-owned enterprises	228	0.17	350	0.28
Others	1	0.00	3	0.00
Sub-total	229	0.17	353	0.28
Associated companies	2	0.00	1	0.00
Other related entities	1	0.00	4	0.00
Total	251	0.18	455	0.36

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

	2021		2020
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Customer deposits	19	0.01	19	0.02
Short-term bank loans
(Note 19)	1,578	1.20	3,797	3.01
Two-step loans (Note 20a)	355	0.27	568	0.45
Long-term bank loans
(Note 20c)	17,630	13.38	17,026	13.51
Other borrowings (Note 20d)	2,605	1.98	3,645	2.89

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 20a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from Finansial 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation Finansial.8/Year 2006. These amendments took effect starting on Finansial 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely FINANSIAL Indosat Mega Media and FINANSIAL Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties (continued)

ii.	Indosat (continued)

On October 14, 2019, Mitratel signed a SPA with Indosat related to the purchase of Indosat’s towers. In addition, Mitratel and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired.

iii.	Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company’s subscribed circuit telecommunication satellite frequency channels.

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2021		2020
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	347	0.35%	263	0.28%
Board of Commissioners	140	0.14%	108	0.12%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

34.	OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides Indihome (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, Very Small Aperture Term (“VSAT”), broadband access, information technology services, data, and internet services to other licensed operator companies and institutions. Other segment provides digital content products (music and games), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There is no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decisions making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and are not separately monitored and allocated to operating segments.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT (continued)

Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2021
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	84,267	24,930	19,141	14,255	205	142,798	412	143,210
Inter-segment revenues	3,097	187	22,395	18,072	2,395	46,146	(46,146)	-
Total segment revenues	87,364	25,117	41,536	32,327	2,600	188,944	(45,734)	143,210

Segment results	34,435	5,894	(307)	9,192	199	49,413	(5,735)	43,678
Other information
Capital expenditures	(10,548)	(10,444)	(4,514)	(4,756)	(13)	(30,275)	(66)	(30,341)
Depreciation and amortization	(20,333)	(6,566)	(3,909)	(4,702)	(20)	(35,530)	3,714	(31,816)
Provision recognized in
current year	(99)	(285)	(13)	5)	(33)	(425)	(49)	(474)

							limination
	2020
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	83,720	20,957	17,729	13,501	219	136,126	336	136,462
Inter-segment revenues	3,297	1,148	18,591	16,139	1,550	40,725	(40,725)	-
Total segment revenues	87,017	22,105	36,320	29,640	1,769	176,851	(40,389)	136,462

Segment results	32,966	4,561	(544)	6,497	107	43,587	(4,812)	38,775
Other information
Capital expenditures	(9,520)	(9,770)	(5,178)	(4,587)	(12)	(29,067)	(369)	(29,436)
Depreciation and amortization	(19,715)	(3,990)	(3,276)	(5,069)	(25)	(32,075)	3,183	(28,892)
Provision recognized in
current year	(83)	(511)	(1,390)	(267)	(8)	(2,259)	(103)	(2.362)

Adjustment and elimination:

a.Revenue reconciliation

	2021	2020
Total segment revenues	188,944	176,851
Revenue from other non-operating segments	412	336
Inter-segment elimination	(46,146)	(40,725)
Consolidated revenues	143,210	136,462

b.Segment result reconciliation

	2021	2020
Total segment results	49,413	43,587
Loss from other non-operating segments	(1,237)	(627)
Adjustment and inter-segment elimination	(613)	545
Finance income	558	799
Finance cost	(4,365)	(4,520)
Share of loss of associated company – net	(78)	(246)
Impairment loss of investments	-	(763)
Profit before income tax	43,678	38,775

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT (continued)

Adjustment and elimination (continued)

c.Capital expenditure reconciliation

	2021	2020
Total segment capital expenditure	(30,275)	(29,067)
Capital expenditure from other non-operating segments	(66)	(369)
Consolidated capital expenditure	(30,341)	(29,436)

d.Depreciation and amortization reconciliation

	2021	2020
Total segment depreciation and amortization	(35,530)	(32,075)
Depreciation and amortization from other non-operating segments	(280)	(259)
Adjustment and inter-segment elimination	3,994)	3,442 )
Consolidated depreciation and amortization	(31,816)	(28,892)

e.Provision recognized in current year

	2021	2020
Total segment provision	(425)	(2.259)
Provision recognized from other non-operating segments	(3)	(6)
Adjustment and inter-segment elimination	(46)	(97)
Consolidated provision recognized in current year	(474)	(2.362)

Geographic information:

The revenue information below is based on the location of the customers.

	2021	2020
External revenues
Indonesia	136,482	130,097
Foreign countries	6,728	6,365
Total	143,210	136,462

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	2021	2020
Non-current operating assets
Indonesia	169,823	164,188
Foreign countries	2,709	3,581
Total	172,532	167,769

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued an adjustment tariff formula which is stipulated in the Decree
No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.	Activation fee
ii.	Monthly subscription charges
iii.	Usage charges
iv.	Additional facilities fee

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

i.Basic telephony services tariff
ii.Roaming tariff, and/or
iii.Multimedia services tariff

with the following traffic structure:

i.Activation fee
ii.Monthly subscription charges, and
iii.Usage charges

c.	Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs (continued)

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On Finansial 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of December 31, 2021, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	10,355
U.S. Dollar	31	448
EUR	1.36	22
HKD	0.02	0
Total		10,825

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

The above balance includes the following significant agreements:

i.	The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company, Telin, and NEC Corporation	May 12, 2016	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway Platform
The Company and PT ZTE Indonesia	December 16, 2019	Procurement and Installation Agreement of Dual Wavelength Division Multiplexing (“DWDM”) and Optical Transport Network (“OTN”) Platform ZTE
The Company and PT Huawei Tech Investment	November 12, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei - OLO MPLS
The Company and PT Industri Telekomunikasi Indonesia	May 19, 2021	Procurement and Installation Agreement of OSP FO Node - B
The Company and PT Lintas Teknologi Indonesia	May 21, 2021	Procurement and Installation Agreement of DWDM Platform Nokia
The Company and PT Datacomm Diangraha	August 4, 2021	Procurement and Installation Agreement of DWDM Expand Metro Ethernet Platform Nokia
The Company and PT Lintas Teknologi Indonesia	October 26, 2021	Procurement and Installation Agreement of DWDM Platform Nokia for OLO, IPBB, TRUNK
The Company and PT Huawei Tech Investment	November 3, 2021	Procurement and Installation Agreement of Expand Metro Ethernet Platform Huawei

ii.	Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel and PT WT Indonesia	June 7, 2018	Development and Procurement of OSDSS Solution Agreement
Telkomsel, PT Nokia Solutions and Networks Indonesia, and NSN Oy	May 24, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement (“DRA”) and Technical Support of Customer Relationship Management (“CRM”) Solution System Integrator
Telkomsel, PT Ericsson Indonesia, and Ericsson AB	September 16, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, Which Amanded to CS Core System ROA and TSA
Telkomsel and PT Huawei Tech Investment	October 22, 2019	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	January 30, 2021	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT NTT Indonesia Solutions, and PT Huawei	March 31, 2021	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021	Procurement of Next Generation of GGSN (Virtualized EPC)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

The above balance includes the following significant agreements (continued):

ii.	Telkomsel (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	October 8, 2021	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Lintas Teknologi Indonesia	October 8, 2021	Agreement of BI 2.0 Software License

b.	Borrowings and other credit facilities

i.	As of December 31, 2021, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee, and advance payment bond for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2022	Rp	309
BNI	500	March 31, 2022	Rp	387
Bank Mandiri	500	December 23, 2023	Rp	314
Total	1,500			1,010

ii.	As of December 31, 2021, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022	Rp	591
BNI	2,100	December 11, 2022	Rp	1,417
Total	3,100			2,008

Bank guarantee facility with BRI and BNI mainly for performance bond and surety bond of radio frequency (Note 36c.i)

iii.	Telin has a US$15 million or equal to Rp214 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum X (ten) on December 23, 2021, with a maximum credit limit of US$25 million or equal to Rp356 billion. The facility will expire on December 23, 2021. As of December 31, 2021, Telin has not used the facility.

c.	Others

i.	Radio Frequency Usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 Megahertz (“MHz”), 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

i.	Radio Frequency Usage (continued)

With reference to Telecommunication Law No. 36/1999, based on the Decision Letter No. 109/TEL.01.02/2021 Year 2021 dated December 22, 2021 of the MoCI which amended Decision Letter No. 018/TEL.01.02/2019 Year 2019 dated June 11, 2019, MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 445 Year 2021, No.620 Year 2020, No. 806 Year 2019, No. 356 Year 2018, and No. 1896 year 2017 of MoCI, Telkomsel is required, among other things, to:

1.

Pay an annual right of usage (BHP) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion and a surety bond amounting Rp567 billion in 2021 for spectrum 2.1 GHz.
3.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz in 2021.
4.	Issue a surety bond each year amounting Rp360 billion for spectrum 2.3 GHz in 2021.

ii.	Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2022 and 2031. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

Ma
	2021	2020
Less than 1 year	3,095	2,012
1-5 years	6,922	5,909
More than 5 years	4,732	4,378
Total	14,749	12,299

iii.	USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

iii.	USO (continued)

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 4, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on Regulation No. 3 year 2018 of MOCI dated May 23, 2018, BPPPTI has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”). Subsequently, MOCI Regulation No. 25 year 2015 was replaced by MOCI Regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2, and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) in 2019 and no additional payment.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021 of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua, and South East Papua for period from 2021 until 2031.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2021
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	274.23	0.73	16.45	4,142
Other current financial assets	11.55	-	-	165
Trade receivables
Related parties	0.09	-	-	1
Third parties	112.56	-	6.33	1,696
Contract assets	34.25	-	-	489
Other receivables	0.28	-	0.06	6
Other current assets	0.30	-	0.59	13
Long-term investment in financial instruments	927.23	-	8.57	13,348
Other non-current assets	3,28	-	1,11	62
Total assets	1,363.77	0.73	33.07	19,922
Liabilities
Trade payables
Related parties	(0.01)	-	-	(0)
Third parties	(105.54)	(2.37)	(5.60)	(1,586)
Other payables	(3.07)	-	(1.54)	(66)
Accrued expenses	(47.23)	(7.82)	(2.03)	(703)
Short-term bank loan	-	-	-	-
Advances from customers	(0.17)	-	(0.68)	(12)
Current maturities of long-term borrowings	(17.16)	(767.90)	(4.42)	(402)
Long-term loans and other borrowings	(37.14)	(1,535.80)	(34.51)	(1,212)
Other liabilities	(0.29)	-	-	(4)
Total liabilities	(210.61)	(2,313.89)	(48.78)	(3,985)
Assets (liabilities) - net	1,153.16	(2,313.16)	(15.71)	15,937

	2020
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	193.91	0.68	15.34	2,947
Other current financial assets	57.08	-	-	802
Trade receivables
Related parties	0.73	-	0.03	10
Third parties	160.56	-	7.15	2,364
Contract assets	-	-	-	-
Other receivables	0.38	-	0.15	8
Other current assets	-	-	-	-
Long-term investment in financial instruments	264.08	59.99	12.34	3,849
Other non-current assets	4.21	-	0.60	69
Total assets	680.95	60.67	35.61	10,049
Liabilities
Trade payables
Related parties	(0.02)	-	-	-
Third parties	(142.68)	(21.54)	(6.28)	(2,104)
Other payables	(3.58)	-	(2.07)	(79)
Accrued expenses	(52.23)	(10.43)	(1.52)	(759)
Short-term bank loan	(6.17)	-	-	(87)
Advances from customers	(0.17)	-	-	(2)
Current maturities of long-term borrowings	(25.07)	(767.90)	(20.66)	(746)
Long-term loans and other borrowings	(47.54)	(2,303.69)	(6.49)	(1,073)
Other liabilities	(12.49)	-	-	(176)
Total liabilities	(289.95)	(3,103.56)	(37.02)	(5,026)
Assets (liabilities) - net	391.00	(3.042.89)	(1.41)	5,023

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2021 using the exchange rates on April 14, 2022, the unrealized foreign exchange gain amounting to Rp127 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		2021	2020
	Amortized cost
	Cash and cash equivalents	38,311	20,589
	Other current financial assets	415	1,194
	Trade receivables	8,510	11,339
	Contract assets	2,473	1,239
	Other receivables	195	214
	Other non-current assets	151	215
	FVTPL
	Long-term investment in financial instruments	13,661	4,045
	Other current financial assets	78	109
	Total financial assets	63,794	38,944

(b)	Financial liabilities
		2021	2020
	Financial liabilities measured at amortized cost
	Trade payables	17,170	16,999
	Other payables	609	578
	Accrued expenses	15,885	14,265
	Customer deposits	401	698
	Short-term bank loans	6,682	9,934
	Two-step loans	355	568
	Bonds and notes	6,993	7,469
	Long-term bank loans	36,056	28,229
	Lease liabilities	16,387	15,617
	Other borrowings	2,605	3,645
	Other liabilities	126	169
	Total financial liabilities	103,269	98,171

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2021	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	78	78	78	-	-
Long-term investment in financial instruments	13,661	13,661	-	8,899	4,762
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	355	351	-	-	351
Bonds and notes	6,993	8,019	8,019	-	-
Long-term bank loans	36,056	36,176	-	-	36,176
Lease liabilities	16,387	16,387	-	-	16,387
Other borrowings	2,605	2,610	-	-	2,610
Other liabilities	126	126	-	-	126
Total	76,261	77,408	8,097	8,899	60,412

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2020	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	109	109	77	-	32
Long-term investment in financial instruments	4,045	4,045	-	2,115	1,930
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	568	575	-	-	575
Bonds and notes	7,469	8,503	8,017	-	486
Long-term bank loans	28,229	28,301	-	-	28,301
Lease liabilities	15,617	15,617	-	-	15,617
Other borrowings	3,645	3,631	-	-	3,631
Other liabilities	169	169	-	-	169
Total	59,851	60,950	8,094	2,115	50,741

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2021 amounting to Rp936 billion. There is no movement between fair value hierarchy for 2021.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Beginning balance	1,962	1,053
Adjustment on initial application of PSAK 71	-	294
Gain recognized in consolidated statement
of profit or loss and other comprehensive income	936	128
Purchase/addition	2,068	711
Settlement/deduction	(204)	(224)
Ending balance	4,762	1,962

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Subsidiaries investment
Non-listed equity investment - technology	Backsolve method	Volatility	30% - 120%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp27 billion of the Investment value

		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp27 billion of the Investment value

	Multiple and OPM	Volatility	40% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp6 billion of the Investment value

		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp13 billion of the Investment value

		Equity value/revenue multiple	8.1x - 10.1x	Increase in 1x of equity value/revenue multiple would result in an increase Rp2 billion of the Investment value

Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	10.60% - 12.60%	1% increase (decrease) in the percentage of WACC would result in an increase (decrease) Rp0 billion of the Investment value

		Terminal growth rate	2.00% - 4.00%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp0 billion of the Investment value

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

Sensitivity Analysis (continued)

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements (continued):

Industry	Valuation technique	Significant unobservable input	Range (weighted average)	Sensitivity of the input of fair value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.40% - 17.00%	0.5% increase (decrease) in WACC would result in an increase (decrease) Rp16 billion of the Investment value

		Terminal growth rate	-2.60% - 5.10%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp14 billion of the Investment value

Convertible bonds
Non-listed equity investment - technology	Backsolve method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value

		Exit timing	1 -3 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value

	Multiple and OPM	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp0 billion of the Investment value

	CN with Conversion discount	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp18 billion of the Investment value

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, previously as available-for-sale investments, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

i.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2021		2020
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	1.36	0.00	0.68	0.06
Financial liabilities	(0.21)	(2.31)	(0.29)	(3.10)
Net exposure	1.15	(2.31)	0.39	(3.04)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2021 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2021
U.S. Dollar (1% strengthening)	164
Japanese Yen (5% strengthening)	(14)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2021 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2021, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 19 and 20). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2021	2020
Fixed rate borrowings	(25,444)	(27,474)
Variable rate borrowings	(43,634)	(37,988)

Sensitivity analysis for variable rate borrowings

As of December 31, 2021, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp109 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2021	2020
Cash and cash equivalents	38,311	20,589
Other current financial assets	493	1,303
Trade receivables	8,510	11,339
Contract assets	2,473	1,239
Other receivables	195	214
Other non-current assets	151	215
Total	50,133	34,899

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 5.05% of trade receivables as of December 31, 2021.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2026 and
	amount	cash flows	2022	2023	2024	2025	thereafter
2021
Trade payables	17,170	(17,170)	(17,170)	-	-	-	-
Other payables	609	(609)	(609)	-	-	-	-
Accrued expenses	15,885	(15,885)	(15,885)	-	-	-	-
Customer deposits	401	(401)	(401)	-	-	-	-
Short-term bank loans	6,682	(6,682)	(6,682)	-	-	-	-
Interest bearing loans and
other borrowings:
Two-step loans	355	(375)	(150)	(128)	(97)	-	-
Bonds and notes	6,993	(12,821)	(2,817)	(507)	(507)	(2,500)	(6,490)
Long-term bank loans	36,056	(41,867)	(8,228)	(10,335)	(7,492)	(6,064)	(9,748)
Other borrowings	2,605	(2,801)	(1,164)	(1,115)	(522)	-	-
Lease liabilities	16,387	(17,052)	(4,935)	(3,473)	(2,435)	(1,813)	(4,396)
Other liabilities	126	(148)	(11)	(34)	(34)	(34)	(35)
Total	103,269	(115,811)	(58,052)	(15,592)	(11,087)	(10,411)	(20,669)

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
2020
Trade payables	16,999	(16,999)	(16,999)	-	-	-	-
Other payables	578	(578)	(578)	-	-	-	-
Accrued expenses	14,265	(14,265)	(14,265)	-	-	-	-
Customer deposits	698	(698)	(698)	-	-	-	-
Short-term bank loans	9,934	(9,934)	(9,934)	-	-	-	-
Interest bearing loans and
other borrowings:
Two-step loans	568	(609)	(204)	(160)	(138)	(107)	-
Bonds and notes	7,469	(14,052)	(1,231)	(2,817)	(507)	(507)	(8,990)
Long-term bank loans	28,229	(32,848)	(9,163)	(6,289)	(5,637)	(4,745)	(7,014)
Other borrowings	3,645	(4,164)	(1,291)	(1,210)	(1,138)	(525)	-
Lease liabilities	15,617	(17,678)	(6,096)	(3,812)	(2,887)	(1,864)	(3,019)
Other liabilities	169	(199)	(11)	(47)	(47)	(47)	(47)
Total	98,171	(112,024)	(60,470)	(14,335)	(10,354)	(7,795)	(19,070)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2021		2020
	Amount	Portion	Amount	Portion
Short-term debts	6,682	3.50%	9,934	5.91%
Long-term debts	62,396	32.72%	55,528	33.06%
Total debts	69,078	36.22%	65,462	38.97%
Equity attributable to owners
of the parent company	121,646	63.78%	102,527	61.03%
Total	190,724	100.00%	167,989	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2021 and 2020 are as follows:

	2021	2020
Total interest-bearing debts	69,078	65,462
Less: cash and cash equivalents	(38,311)	(20,589)
Net debts	30,767	44,873
Total equity attributable to owners of the parent company	121,646	102,527
Net debt-to-equity ratio	25.29%	43.77%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the periods ended December 31, 2021 and 2020, the Group has complied with externally imposed capital requirements with the exception for certain entities in the Group (Note 20).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Acquisition of property and equipment:
Credited to trade payables	5,723	5,175
Borrowing cost capitalization	52	160
Addition of right-of-use assets: Credited to lease liabilities	6,567	3,964
Acquisition of intangible assets: Credited to trade payables	501	341

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2021	Cashflows	movement	New leases	changes	December 31, 2021
Short-term bank loans	9,934	(3,252)	-	-	-	6,682
Two-step loans	568	(182)	(31)	-	-	355
Bonds and notes	7,469	(478)	-	-	2	6,993
Long-term bank loans	28,229	7,827	13	-	(13)	36,056
Other borrowings	3,645	(1,043)	-	-	3	2,605
Lease liabilities	15,617	(4,436)	-	6,567	(1,361)	16,387
Total liabilities from
financing activities	65,462	(1,564)	(18)	6,567	(1,369)	69,078

41.	SUBSEQUENT EVENTS

a.	As of the issuance date of these consolidated financial statements, the Group made repayment and withdrawal of several credit facilities as follows:
i.	The Company

On March 9, 2022, The Company withdrawn facilities from BCA amounting to Rp1,500 billion and on March 15, 2022, The Company withdrawn facilities from Bank of China and Citibank amounting to Rp1,000 billion and Rp500 billion, respectively.

ii.	Telkomsel
(a)	On January 14, 2022, Telkomsel repaid its loans to MUFG Bank, BNI, Bank of China, and Bank Mandiri amounting to Rp300 billion, Rp250 billion, Rp200 billion, and Rp150 billion, respectively. Telkomsel also withdrawn facilities from BCA amounting to Rp150 billion.
(b)	On February 14, 2022, Telkomsel repaid its loans to BNI, BCA, MUFG Bank, Bank of China, and Bank Mandiri amounting to Rp500 billion, Rp500 billion, Rp400 billion, Rp200 billion, and Rp150 billion, respectively.
(c)	On March 14, 2022, Telkomsel repaid its loan to BSI amounting to Rp500 billion.
iii.	Mitratel
(a)	On January 17 and 26, 2022, Mitratel repaid its loan to MUFG Bank and DBS Bank amounting to Rp500 billion and Rp333.4 billion, respectively.
(b)	On February 2 and 22, 2022 Mitratel repaid its loan to BCA and SMI amounting to Rp291.6 billion and Rp350 billion, respectively.
(c)	On March 1 dan 23, 2022, Mitratel repaid its loan to BCA and Bank Mandiri amounting to Rp450 billion and Rp1,600 billion, respectively.
(d)	On March 4 and 21, 2022, Mitratel withdrawn additional facilities from MUFG Bank and BNI amounting to Rp500 billion and Rp1,200 billion, respectively.
(e)	On March 29, Mitratel repaid its loan to MUFG amounting to Rp272 billion.

b.	On April 11, 2022 GoTo effectively traded its shares in Indonesia Stock Exchange.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

42.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2021.

Impact of significant differences between PSAK and IFRS on items in consolidated statements of financial position as of December 31, 2021 were as follows:

	Reference	PSAK	Reconciliation	IFRS
ASSETS

Trade receivables - net
allowance for expected credit losses
Related parties	b	961	417	1,378
Third parties	b	7,549	(417)	7,132
Other current assets		6,351	11	6,362
Total Current Assets		61,277	11	61,288

Property and equipment - net
of accumulated depreciation	a	165,026	(1,821)	163,205
Right-of-use asset	a,d	18,469	784	19,253
Total Non-current Assets		215,907	(1,037)	214,870

TOTAL ASSETS		277,184	(1,026)	276,158

LIABILITIES AND EQUITY

Trade payables
Related parties	b	497	1,375	1,872
Third parties	b	16,673	(1,375)	15,298
Current maturities of lease liabilities	d	5,961	(436)	5,525
Total Current Liabilities		69,131	(436)	68,695

Deferred tax liabilities - net	d	1,158	(300)	858
Lease liabilities	d	10,426	(63)	10,363
Total Non-current Liabilites		62,654	(363)	62,291

TOTAL LIABILITIES		131,785	(799)	130,986

EQUITY
Additional paid-in capital	c	2,711	(734)	1,977
Other equity	c	9,395	(9,132)	263
Retained earnings	c	104,587	9,851	114,438
Net equity attributable to: Owners of the parent company	d	121,646	(15)	121,631
Non-controlling interest	d	23,753	(212)	23,541
TOTAL EQUITY		145,399	(227)	145,172

TOTAL LIABILITIES AND EQUITY		277,184	(1,026)	276,158

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

42.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

Impact of significant differences between PSAK and IFRS on items in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2021 were as follows:

	Reference	PSAK	Reconciliation	IFRS

Depreciation and amortization expenses	a, d	(31,816)	102	(31,714)
Other income - net	d	174	(12)	162

OPERATING PROFIT		47,563	90	47,653

Finance cost	d	(4,365)	(29)	(4,394)

PROFIT BEFORE INCOME TAX		43,678	61	43,739

INCOME TAX (EXPENSE) BENEFIT		(9,730)	90	(9,640)

PROFIT FOR THE YEAR		33,948	151	34,099

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		35,928	151	36,079

Profit for the year attributable to:
Owners of the parent company		24,760	117	24,877
Non-controlling interests		9,188	34	9,222
		33,948	151	34,099
Total comprehensive income for the year attributable to:
Owners of the parent company		26,767	117	26,884
Non-controlling interests		9,161	34	9,195
		35,928	151	36,079
BASIC EARNING PER SHARE
(in full amount)
Net income per share		249.94	1.19	251.13
Net income per ADS (100 Series B shares per ADS)		24,994.39	118.11	25,112.50

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will  not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted and presented as part of right-of-use assets under IFRS 16.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of  Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

42.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

c.	Differences in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

d.	Timing difference in applying accounting standards

The Group applied PSAK 73 Leases starting from January 1, 2020. It is equivalent with accounting standards in IFRS 16 Leases which was implemented in the beginning January 1, 2019. Timing difference in applying accounting standard results in differences in some of accounts in the consolidated financial statements.

43.	UNCERTAINTY OF MACROECONOMIC CONDITIONS

The Group's operation has and may continue to be impacted by the outbreak of COVID-19 pandemic. The effects of COVID-19 pandemic to global and Indonesian economy include lower economic growth, decline in capital markets, increase in credit risk, depreciation of foreign currency exchange rates and disruption of business operation. The effects of the pandemic to the Group are not significant. Further significant impact of the pandemic, if any, will be reflected in the Group's financial reporting in the subsequent periods.

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan

(formerly Program Kemitraan dan Bina Lingkungan)

(Community Development Center)

Financial statements as of December 31, 2021

for year then ended

with independent auditors’ report

Table of Content	The original financial statements included here in are in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND FOR THE YEAR ENDED

************************

Table of Content	The original financial statements included here in are in the Indonesian language

STATEMENTS OF SENIOR GENERAL MANAGER

REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS AS OF AND FOR YEAR THEN ENDED-

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

No: Tel.133/KU000/CDC-A1010000/2022

We, the undersigned:

Name	:	Heri Susanto
Office Address	:	Jl. Gatot Subroto Kav 52 Jakarta
Telephone	:	021-5202173
Position	:	Senior General Manager: Community Development Center

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of the “Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (formerly Pusat Pengelolaan Program Kemitraan dan Bina  Lingkungan)” (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);

2.	Financial statements CDC as of December 31, 2021 and for the year then ended have been prepared and presented in accordance with Non-publicly- Accountable Financial Accounting Standards;
3.	a.	All information in the CDC’s Financial Statements has been fully and correctly disclosed;
	b.	The CDC’s Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the CDC’s internal Control.

The Statement letter is made truthfully.

Jakarta, February 4, 2022

Senior General Manager CDC

/s/ Heri Susanto

Heri Susanto

NIK.740115

Table of Content	The original financial statements included here in are in the Indonesian language

Independent Auditors’ Report

Report No. 00046/2.1032/AU.2/11/0687-5/1/II/2022

Indonesia Tbk

The Shareholders and Boards of Commissioners and Directors

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan

(formerly Program Kemitraan dan Program Bina Lingkungan) (Community Development Center)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2021, and the statements of comprehensive income, changes in net assets and cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non- Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

Table of Content	The original financial statements included here in are in the Indonesian language

Independent Auditors’ Report (continued)

Report No. 00046/2.1032/AU.2/11/0687-5/1/II/2022 (continued)

Auditors’ responsibility (continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2021, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro & Surja

Agung Purwanto

Public Accountant Registration No. AP.0687

February 4, 2022

Table of Content	The original financial statements included here in are in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

FOR YEAR DECEMBER 31, 2021

(Expressed in Rupiah)

	Notes	December 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and Cash Equivalents	2b,4	7,445,080,497	3,912,670,057
Loan to Foster Partners net of allowance for impairment losses of Rp83,373,615,274 (2020: Rp124,569,408,120)	2c,2d,5	276,896,678,393	277,175,265,130
Total Current Assets		284,341,758,890	281,087,935,187

Non Current Asset
Other Asset
Troubled Loan net of allowance for impairment losses of Rp295,929,999,474 (2020: Rp248,580,056,427)	2f,6	-	-
Total Non Current Assets		-	-
TOTAL ASSETS		284,341,758,890	281,087,935,187

LIABILITIES AND NET ASSETS
LIABILITIES
Current Liabilities
Payables and Other Current Liabilities	2i, 7	372,611,905	374,821,274
Accrued Expenses	2g, 8	-	541,750,000
Overpayment of Installments	2h, 9	396,999,537	159,279,004
TOTAL LIABILITIES		769,611,442	1,075,850,278
NET ASSETS
Without Restrictions from Resource Provider	2j	283,572,147,448	280,012,084,909
With Restrictions from Resource Provider	2j	-	-
Total net assets		283,572,147,448	280,012,084,909
TOTAL LIABILITIES AND NET ASSETS		284,341,758,890	281,087,935,187

1

Table of Content	The original financial statements included here in are in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF COMPREHENSIVE INCOME

For the Year ended

December 31, 2021

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2021	2020
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
REVENUE
Loan Administration Service Income	10	9,559,461,619	8,080,049,220
Interest Income on	11, 14	294,205,015	462,292,664
Other Income		28,660,546	873,199,261
TOTAL REVENUE		9,882,327,180	9,415,541,145
EXPENSES
Allowance for Impairment of Loan	5d	6,154,150,201	99,499,411,059
Fostering Partnership Funds	12	-	11,111,980,420
Other Expenses	13	168,114,440	1,346,655,767
TOTAL EXPENSES		6,322,264,641	111,958,047,246
SURPLUS (DEFICIT)		3,560,062,539	(102,542,506,101)
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
OTHER COMPREHENSIVE INCOME		-	-
TOTAL COMPREHENSIVE INCOME		3,560,062,539	(102,542,506,101)

2

Table of Content	The original financial statements included here in are in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CHANGES IN NET ASSETS

FOR YEAR DECEMBER 31, 2021

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2021	2020
NET ASSETS
WITHOUT RESTRICTIONS FROM RESOURCE PROVIDER
Beginning balance		280,012,084,909	382,554,591,010
Surplus (deficit)		3,560,062,539	(102,542,506,101)
Ending balance		283,572,147,448	280,012,084,909
Other comprehensive income		-	-
Total		283,572,147,448	280,012,084,909
WITH RESTRICTIONS FROM RESOURCE PROVIDER		-	-
TOTAL NET ASSETS		283,572,147,448	280,012,084,909

3

Table of Content	The original financial statements included here in are in the Indonesian language

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For the year ended

December 31, 2021

(Expressed in Rupiah)

	Year Ended December 31,
	2021	2020
OPERATING ACTIVITIES
Reconciliation of surplus (deficit) to net cash from operating activities
Surplus (deficit)	3,560,062,539	(102,542,506,101)
Reconciliation:
Addition allowance for impairment of loans	6,154,150,201	99,499,411,059

Change in asset and liability
Loans to Fosters Partners	(5,875,563,464)	(7,231,211,991)
Overpayment of installments	237,720,533	(873,290,989)
Payables and other current liabilities	(2,209,369)	(6,624,092)
Accrued expenses	(541,750,000)	541,750,000
NET CASH FLOWS RECEIVED (USED) TO OPERATING ACTIVITIES	3,532,410,440	(10,612,472,114)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,532,410,440	(10,612,472,114)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,912,670,057	14,525,142,171
CASH AND CASH EQUIVALENTS AT END OF YEAR	7,445,080,497	3,912,670,057

4

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Tanggung Jawab Sosial dan Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors Number: 61/ PS150/ CTG-10/ 2003 regarding Organization of Pusat Pengelola Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Establishment. This company regulation has been amended several times, most recently with Decree of the Director of Human Capital Management Number: PR.202.60/ r.02/ HK200/ COP-A2000000/ 2021 dated November 25, 2021 regarding Organization of Community Development Center.

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replaced the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

5

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	a.	Establishment and General Information (continued)

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued regulation No: PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replaced PER-05/MBU/2007.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replaced the Decree of Minister of SOE No. PER-07/MBU/2015.

On December 19, 2016 Ministry of SOE issued PER-03/MBU/12/2016 as first amendments to Regulation of Ministry of SOE No: PER-09/MBU/07/2015.

On July 5, 2017 Ministry of SOE issued PER-02/MBU/07/2017 as second amendment to Ministry Regulation of SOE No: PER-09/MBU/07/2015.

On April 2, 2020 Ministry of SOE issued PER-02/MBU/04/2020 as third amendment to Ministry Regulation of SOE No: PER-09/MBU/07/2015.

On April 20, 2021 Ministry of SOE issued PER-05/MBU/04/2021 regarding Social and Environmental Responsibility Program (TJSL).

CDC head office is located at Graha Merah Putih PT Telkom Indonesia (Persero) Tbk, Gatot Subroto Kav. 52 Jakarta. Community Development (“CD”) Regional and CD Witel is located in Telkom Regional Office and Telkom Wilayah Office (“Witel”) Telkom which spread all over Indonesia.

6

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	b.	Primary Activities

CDC primary activities for TJSL program (formerly Partnership Program and Community Development Program (PKBL) including the following activities:

		1)	Financing and developing Micro and Small Business (SME) through SME’s Funding Program (formerly Partnership Program (PK));

		2)	Donation for social activities, which aims to provide benefits on economic, social, environmental, also law and governance pillars.

	c.	Funding Resources

TJSL program fund resources is from budget which has been allocated by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk’s (Foster SOE) expenses and additional fund sourced from fund management activities.

	d.	Management Structures

Management structures of CDC as of December 31, 2021 and 2020 is as follows:

December 31,
	2020	2020
Senior General Manager	Hery Susanto	Hery Susanto
Supporting Management:
Senior Manager of Planning and Controlling	M. Wahyudi	M. Wahyudi
Senior Manager of Finance	Soni Galih Riadi	Haris Widjanarko
Senior Manager of SME Empowerment Program	Romles Simanjuntak	Romles Simanjuntak
Senior Manager of Social and Environment Empowerment	Suharsono	Suharsono
Senior Manager of Rumah BUMN	Bambang Febriansyah	-

7

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	d.	Management Structure (continued)

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.703.00/ r.00/ HK200/ CDC-A1000000/2021 dated December,31 2021 where CDC is the TJSL Program Management Unit is supervised by the Director of Human Capital Management (HCM). As of December 31, 2021 and 2020, the Director of HCM of PT Telkom Tbk is Mr. Afriwandi.

Number of employees as of December 31, 2021 and 2020 are as follows:

	December 31,
	2021	2020
CDC Corporate	31	24

.
All employees are employees who earn salaries and other benefits from Foster SOE so that the Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom.

Witholding and payment for income tax Article 21 of Foster SOE employee who is assigned at CDC are performed by Foster SOE.

	e.	Authorization of the Issuance of Financial Statement

The financial statements were completed and authorized for issuance by CDC Management on February 4, 2022.

8

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for year ended December 31, 2021 and 2020 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.

The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks.

9

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan

Loan is initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on Management’s evaluation on the collectibility of these loans.

Loan to Other Foster SOE or Distribution Partners represents loans given to TJSL unit or Distributing Partners as synergy form among TJSL’s units.

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and Other Foster SOE or Distributing Partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than one year after reporting period.

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

10

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan (continued)

The classification of loans based on its collectability are as follows: (continued)

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	d.	Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s CDC estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there is impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that losses are recognised, are not included in the collective impairment evaluation.

11

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	e.	Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Depreciation Rate	Useful Life
Computer	50%	2
Office equipment	50%	2

.
Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.

All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use.

As of Desember 31, 2021, acquisition cost of fixed assets not in use is Rp83,916,650 and net book value of fixed asset is zero.

In relation to fixed assets not in use with zero book value, SGM CDC has submitted a Letter No: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off TJSL Telkom Unit’s fixed assets. However, until the completion date of the financial statements, an approval has not been received.

	f.	Troubled Loan

Troubled loan represents loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off the troubled loan adhere to the Ministry of SOE’s regulations.

12

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	g.	Accrued Expenses

Accrued expenses are expenses that must be paid by CDC which occur due to service received but no payment was made.

	h.	Overpayment of Installments

Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognized as Partnership Program Other Income, based on Decree of the Human Capital Management Director Number: PR.702.01.01/r.01/PR000/CDC-A1000000/ 2021 dated on April 1, 2021 regarding Operational Guidelines of Partnership Program and Community Development Program.

	i.	Payables and Other Current Liabilities

Payables and other current liabilities are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

	j.	Net Assets

Net assets are classified into net assets without restrictions from resource provider and net assets with restrictions from resource provider.  Net assets with restrictions from resource provider represent assets that can only be utilized limited to spesific program purpose.  Net assets without restrictions from resource provider represent assets that can be utilized without being limited for specific purposes.

13

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	k.	Revenue and Expense

Loan Administration Service Income

Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.

Interest income

Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expense

Expense is recognised as incurred.

Fostering partnership funds are recognized when the funds are distributed.

As implementation of PER-05/MBU/04/2021, Fostering Partnership Funds become part of the expense of the Foster SOE’s TJSL Program.

Taxation

Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Judgements

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence on revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

14

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

Allowance for impairment of loan

If there is objective evidence that losses because of impairment have incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s loan quality status (Notes 5 and 6).

	b.	Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

CDC also assesses the allowance for impairment loss collectively, grouped by the same loan risks, regardless requires individually identified of allowance, have higher uncollectible risk compare to loan provided to other foster partners. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

15

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	b.	Estimations and Assumptions (continued)

Allowance for impairment of loan (continued)

Allowance for impairment of loan is recognised based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 dan 6).

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2021	2020
Cash in Bank:
PT Bank Negara Indonesia (Persero) Tbk	4,054,802,745	1,916,455,297
PT Bank Mandiri (Persero) Tbk	3,390,277,752	1,996,214,760
Total Cash and Cash Equivalents	7,445,080,497	3,912,670,057

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by CD Regional

	December 31,
	2021	2020
Loan to Foster Partners
CD Regional I Sumatera	76,436,317,366	84,840,824,168
CD Regional II DKI Jakarta & Banten	51,630,987,720	56,961,318,251
CD Regional III Jabar	35,632,061,349	44,067,804,013
CD Regional IV Jateng & DIY	45,264,017,160	52,225,803,679
CD Regional V Jatim & Madura	73,376,692,454	81,752,873,633
CD Regional VI Kalimantan	41,866,668,190	44,381,654,684
CD Regional VII Kawasan Timur Indonesia	36,063,549,428	37,514,394,822
Total	360,270,293,667	401,744,673,250
Allowance for Impairment of Loan	(83,373,615,274)	(124,569,408,120)
Total Loan to Foster Partners - Net	276,896,678,393	277,175,265,130

16

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
5.	LOAN TO FOSTER PARTNERS (continued)
	b.	Loan to Foster Partners Classified by Business Sector

	December 31,
	2020	2020
Trading	192,328,394,293	216,890,916,720
Industry	77,833,442,929	84,237,218,737
Service	56,037,409,262	63,632,414,976
Farming	11,357,901,320	13,669,410,010
Fishing	7,979,585,931	8,593,061,166
Agriculture	7,574,587,924	8,525,182,431
Plantation	3,808,826,540	4,941,012,019
Others	3,350,145,468	1,255,457,191
Total	360,270,293,667	401,744,673,250
Allowance for Impairment of Loan	(83,373,615,274)	(124,569,408,120)
Total Loan to Foster Partners - Net	276,896,678,393	277,175,265,130

Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

Included in loans to foster partner is balance of additional loans. Additional loans are distributed to finance the short-term funding requirements for the business operations.

c.	Loan Administration Service Income

Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministry No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income was determined by 6% per annum from the opening balance of the loan.

Based on PER-02/MBU/07/2017 dated July 5, 2017, administration service income was determined by 3% per annum from the opening balance of the loan.

Based on PER-05/MBU/04/2021 dated April 20, 2021, administration service income was determined by 6% per annum.

17

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

	d.	Allowance for Impairment of Loan to Foster Partners

Movement of allowance for impairment of loan is as follow:

	December 31,
	2021	2020
Beginning balance	124,569,408,120	81,795,878,437
(Reversal) additional - net	6,154,150,201	99,499,411,059
Reclassification as troubled loan	(47,349,943,047)	(56,725,881,376)
Ending Balance	83,373,615,274	124,569,408,120

December 31, 2021
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Expense (Recovery) Allowance
Foster Partners
Collective assessment
Current	< 30 days	251.133.632.662	1.13%	2.835.864.898	1,715,384,658
Substandard	> 30 days < 180 days	19.966.897.402	12.28%	2.452.701.503	1,475,933,369
Doubtful	> 180 days < 270 days	13.786.321.543	19.60%	2.701.606.812	2,103,394,196
Loss	> 270 days	75.373.123.726	100.00%	75.373.123.726	(46,303,961,524)
Sub total		360.259.975.332		83.363.296.939	(41,009,249,301)
Troubled
Foster Partner		286.683.343.291	100.00%	286.683.343.291	47,350,443,047
Other Foster SOE/ Distributing Partners		9.246.656.183	100.00%	9.246.656.183	(500,000)
Sub total		295.929.999.474		295.929.999.474	47,349,943,047
Individual assessment
Additional Loan Foster Partners		10.318.335		10.318.335	10,318,335
Total		656.200.293.141		379.303.614.748	6,154,150,201

18

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

	d.	Allowance for Impairment of Loan to Foster Partners (continued)

December 31, 2020
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
Foster Partners
Collective assessment
Current	< 30 days	242,567,718,768	0.46%	1,120,480,240	(1,844,519,857)
Substandard	> 30 days < 180 days	31,746,551,034	3.08%	976,768,134	(1,747,308,827)
Doubtful	> 180 days < 270 days	5,161,111,818	11.59%	598,212,616	(1,433,308,614)
Loss	> 270 days	121,677,085,250	100.00%	121,677,085,250	47,702,231,981
Sub total		401,152,466,870		124,372,546,240	42,677,094,683
Troubled
Foster Partner		239,332,900,244	100.00%	239,332,900,244	56,755,881,376
Other Foster SOE/ Distributing Partners		9,247,156,183	100.00%	9,247,156,183	(30,000,000)
Sub total		248,580,056,427		248,580,056,427	56,725,881,376
Individual assessment
Additional Loan Foster Partners
Current		385,001,000	0%	-	-
Substandard		10,343,500	0%	-	-
Loss		196,861,880	100.00%	196,861,880	96,435,000
Sub total		592,206,380		196,861,880	96,435,000
Total		650,324,729,677		373,149,464,547	99,499,411,059

6.	TROUBLED LOAN

Troubled Loan to Foster Partners Classified by CD Regional

As of December 31, 2021 and 2020, the troubled loan which classified per CD Regional is as follow:

	December 31,
	2021	2020
CD Regional I Sumatera	63,714,943,461	56,665,331,533
CD Regional II DKI Jakarta & Banten	41,801,966,503	34,588,827,034
CD Regional III Jabar	45,798,422,935	35,951,001,265
CD Regional IV Jateng and DIY	24,544,425,328	17,677,306,351
CD Regional V Jatim and Madura	48,195,049,801	40,422,853,543
CD Regional VI Kalimantan	28,725,805,721	23,557,180,196
CD Regional VII Kawasan Timur Indonesia	33,902,729,542	30,470,400,322
	286,683,343,291	239,332,900,244

19

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
6.	TROUBLED LOAN (continued)

Troubled Loan to Foster Partners Classified by CD Regional (continued)

Troubled loan foster partners as at December 31, 2021 and 2020 by CD Regional is as follow: (continued)

	December 31,
	2021	2020
CD Corporate
PT Sang Hyang Seri (“SHS”)	7,627,387,468	7,627,387,468
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,619,268,715	1,619,768,715
	9,246,656,183	9,247,156,183
Total	295,929,999,474	248,580,056,427
Allowance for Impairment of Troubled Loan	(295,929,999,474)	(248,580,056,427)
Troubled Loan Distribution - Net	-	-

.
CDC has submited a letter No. Tel.02/KU 000/CDC-A1000000/2022 on January 26, 2022 to Ministry of SOE to propose Written off of Troubled Loans until December 31, 2021 amounting to Rp295,929,999,474.

7.	PAYABLES AND OTHER CURRENT LIABILITIES

As of December 31, 2021 and 2020, this account represents incidental deposit.

8.	ACCRUED EXPENSES

Accrued expenses represent transactions for 2020’s Corporate Social Responsibility (CSR) Index survey to PT Enciety Binakarya Cemerlang. CDC settled the payable on February 8, 2021.

.
9.	OVERPAYMENT OF INSTALLMENTS

	December 31,
	2021	2020
Beginning Balance (Refund to foster partners)	159,279,004	1,032,569,993
Additional - net	237,720,533	(91,728)
Other Income	-	(873,199,261)
Ending Balance	396,999,537	159,279,004

20

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

10.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2021	2020
CD Regional I Sumatera	1,970,401,968	1,683,421,184
CD Regional II DKI Jakarta and Banten	1,411,663,557	1,263,669,995
CD Regional III Jabar	847,352,661	618,739,417
CD Regional IV Jateng and DIY	1,321,872,364	1,147,115,364
CD Regional V Jatim and Madura	1,907,598,206	1,600,130,080
CD Regional VI Kalimantan	1,208,978,706	1,002,471,277
CD Regional VII Kawasan Timur Indonesia	891,594,157	764,501,903
Total	9,559,461,619	8,080,049,220

11.	INTEREST INCOME

	Year ended December 31,
	2021	2020
Current Account	294,205,015	315,674,490
Deposits	-	146,618,174
Total Interest Income	294,205,015	462,292,664

12.	FOSTERING PARTNERSHIP FUNDS

	Year ended December 31
	2021	2020
Trainings	-	3,044,783,102
Developments	-	6,253,758,839
Exhibition/ Promotions	-	1,813,438,479
Total	-	11,111,980,420

.
Based on PER-05/MBU/04/2021 dated April 20, 2021, it stated that Fostering Partnership Funds is part of Foster SOE’s TJSL Expense.

Through the Senior General Manager of Community Development Center Letter Number: C.Tel.150/KU000/CDC-A1000000/2021 dated October 21, 2021, it is proposed to reallocate Fostering Partnership Funds which originally allocated from revolving fund to become part of Foster SOE’s expense of Rp3,165,978,773 and have been received by CDC on December 1, 2021.

21

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
13.	OTHER EXPENSES

Other expenses represent expenses from written off of administration service income of reconditioning loans and accelerated loan payment by foster partners.

14.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transaction
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk,	Fostering partnership expenses
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Solusi Humanika	Provider of outsourcing
Entity under common control of the Government	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Bank Mandiri (Persero) Tbk.	Banking services
Entity under common control of the Government	PT Sang Hyang Seri (Persero)	Other Foster SOE

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Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

,

.
14.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2021	2020
Assets
Cash and Cash Equivalents (Note 4)
Cash in banks
PT Bank Negara Indonesia (Persero) Tbk,	4,054,802,745	1,916,455,297
PT Bank Mandiri (Persero) Tbk,	3,390,277,752	1,996,214,760
	7,445,080,497	3,912,670,057

Loan to Other Foster SOE or Distributing Partners (Note 6)
PT Sang Hyang Seri (Persero)	7,627,387,468	7,627,387,468
Allowance for Impairment of Troubled Loan	(7,627,387,468)	(7,627,387,468)
Total loan	-	-
Total assets in affiliated parties	7,445,080,497	3,912,670,057
Total assets	284,341,758,890	281,087,935,187
As percentage to total assets	2.62%	1.39%

	December 31,
	2021	2020
Revenues
Interest from Time Deposits
PT Bank Negara Indonesia (Persero) Tbk	-	84,120,548
PT Bank Mandiri (Persero) Tbk,	-	62,497,626
Interest from Current Account
PT Bank Mandiri (Persero) Tbk,	198,159,035	251,637,880
PT Bank Negara Indonesia (Persero) Tbk,	96,045,980	64,036,610
Total interest from deposit and current account	294,205,015	462,292,664
Total revenues from related parties	294,205,015	462,292,664
Total revenue	9,882,327,180	9,415,541,145
As percentage to total revenue	2.98%	4.91%

23

Table of Contents	The original financial statements included here in are in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM TANGGUNG JAWAB SOSIAL DAN LINGKUNGAN

(FORMERLY PROGRAM KEMITRAAN DAN BINA LINGKUNGAN)

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and For the Year Ended

(Expressed in Rupiah)

.
14.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

	December 31,
	2021	2020
Expenses
Fostering Partnership Funds
PT Infomedia Solusi Humanika	-	4,076,691,696
Total expense	6,322,264,641	111,958,047,246
As percentage to total expense	0.00%	3,64%

15.	STATEMENT OF CASH FLOWS - DIRECT METHOD

	Year ended December 31,
	2021	2020
OPERATING ACTIVITIES
Loan repayments from foster partners	217,575,755,118	203,187,942,264
Payable payment	(374,821,274)	(381,445,366)
Receipt from loan administration service	9,409,437,016	7,873,757,048
Interest income	294,205,015	462,292,664
Fund transferred tofoster partners	(223,281,500,000)	(210,557,308,000)
Fostering partnership funds	(3,165,978,773)	(11,111,980,420)
Refund of fostering partnership funds	3,165,978,773	-
Refund to foster partners	(90,665,435)	(85,730,304)
NET CASH FLOWS RECEIVED/(USED) TO OPERATING ACTIVITIES	3,532,410,440	(10,612,472,114)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,532,410,440	(10,612,472,114)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,912,670,057	14,525,142,171
CASH AND CASH EQUIVALENTS AT END OF YEAR	7,445,080,497	3,912,670,057

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